SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 24, 2024
KT Corporation

By:	/s/ Youngkyoon Yun
Name: Youngkyoon Yun
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

KT Corporation and Subsidiaries

Consolidated Interim Financial Statements

March 31, 2024 and 2023

KT Corporation and Subsidiaries

Index

March 31, 2024 and 2023

Page(s)

Report on Review of Interim Financial Statements	1 – 2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	3 – 4

Consolidated Interim Statements of Profit or Loss	5

Consolidated Interim Statements of Comprehensive Income	6

Consolidated Interim Statements of Changes in Equity	7 – 8

Consolidated Interim Statements of Cash Flows	9 – 10

Notes to the Consolidated Interim Financial Statements	11 – 73

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro, Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

Independent Auditor’s Review Report

[English Translation of Independent Auditor’s Review Report Originally Issued in Korean on May 16, 2024]

To the Shareholders and the Board of Directors of KT Corporation.

Reviewed Consolidated Interim Financial Statements

We have reviewed the accompanying consolidated interim financial statements of KT Corporation and its subsidiaries (the “Group”). The consolidated interim financial statements consist of the consolidated statement of financial position as of March 31, 2024, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2024 and 2023, all expressed in Korean won, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the accompanying consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semi-annual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of consolidated interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position as of March 2024 and its financial performance and its cash flows for the three-month periods ended March 2024 in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other Matters

We have audited the consolidated statement of financial position as of December 31, 2023, and the related consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and cash flows for the year then ended, which are not accompanying this report, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those consolidated financial statements in our audit report dated March 18, 2024. The accompanying consolidated statement of financial position as of December 31, 2023, presented for comparative purposes, is not different from the audited consolidated statement of financial position above in all material respects.

Seoul, Korea

May 16, 2024

Notice to Readers

This review report is effective as of May 16, 2024, the auditor’s review report date. Certain subsequent events or circumstances may have occurred between the auditor’s review report date and the time the auditor’s review report is read. Such events or circumstances could significantly affect the financial statements and may result in modifications to the auditor’s review report.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Financial Position

March 31, 2024 and December 31, 2023

(in millions of Korean won)	Notes	March 31, 2024		December 31, 2023
Assets

Current assets
Cash and cash equivalents	4,29	~~W~~	3,000,687	~~W~~	2,879,554
Trade and other receivables, net	4,5,29		7,363,529		7,170,289
Other financial assets	4,6,29		1,471,688		1,440,200
Current tax assets			3,185		3,299
Inventories, net	7		899,137		912,262
Other current assets	8		2,259,146		2,112,553

Total current assets			14,997,372		14,518,157

Non-current assets
Trade and other receivables, net	4,5,29		1,348,557		1,404,168
Other financial assets	4,6,29		2,815,651		2,724,761
Property and equipment, net	9		14,585,722		14,872,079
Right-of-use assets	16		1,263,040		1,304,963
Investment properties, net	9		2,186,404		2,198,135
Intangible assets, net	9		2,406,379		2,533,861
Investments in associates and joint ventures	10		1,571,489		1,556,889
Deferred tax assets			615,529		608,924
Net defined benefit assets	14		107,795		160,748
Other non-current assets	8		812,071		827,297

Total non-current assets			27,712,637		28,191,825

Total assets		~~W~~	42,710,009	~~W~~	42,709,982

(Continued)

See accompanying notes to the consolidated interim financial statements.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Financial Position

March 31, 2024 and December 31, 2023

(in millions of Korean won)	Notes	March 31, 2024		December 31, 2023
Liabilities

Current liabilities
Trade and other payables	4,11,29	~~W~~	8,282,447	~~W~~	8,054,922
Borrowings	4,12,29		3,538,571		3,058,564
Other financial liabilities	4,6,29		346,645		322,099
Current tax liabilities			216,898		236,463
Provisions	13,15		108,575		115,209
Deferred income	19		49,603		51,537
Other current liabilities	8		1,503,363		1,308,615

Total current liabilities			14,046,102		13,147,409

Non-current liabilities
Trade and other payables	4,11,29		554,092		819,558
Borrowings	4,12,29		6,612,819		7,159,601
Other financial liabilities	4,6,29		698,936		753,739
Net defined benefit liabilities	14		68,322		63,616
Provisions	13,15		107,661		107,014
Deferred income	19		150,272		153,563
Deferred tax liabilities			1,047,237		994,330
Other non-current liabilities	4,8,16		842,399		950,015

Total non-current liabilities			10,081,738		11,001,436

Total liabilities			24,127,840		24,148,845

Equity
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	17		14,361,473		14,494,430
Accumulated other comprehensive income			182,837		52,407
Other components of equity	18		(797,432)		(802,418)

			16,751,635		16,749,176

Non-controlling interests			1,830,534		1,811,961

Total equity			18,582,169		18,561,137

Total liabilities and equity		~~W~~	42,710,009	~~W~~	42,709,982

(Concluded)

See accompanying notes to the consolidated interim financial statements.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Profit or Loss

Three-Month Periods Ended March 31, 2024 and 2023

		Three-Month Period Ended March 31
(in millions of Korean won, except per share amounts)	Notes	2024		2023

Operating revenue	19	~~W~~	6,654,574	~~W~~	6,443,676
Operating expenses	20		6,148,074		5,957,571

Operating profit			506,500		486,105
Other income	21		72,838		68,986
Other expenses	21		70,372		60,237
Finance income	22		250,276		173,334
Finance costs	22		240,492		226,781
Share of net profits (losses) of associates and joint ventures	10		10,238		(3,805)

Profit before income tax expense			528,988		437,602
Income tax expense	23		135,985		127,974

Profit for the period		~~W~~	393,003	~~W~~	309,628

Profit attributable to:
Owners of the Controlling Company:		~~W~~	375,530	~~W~~	296,614
Non-controlling interest:			17,473		13,014

Earnings per share attributable to the equity holders of the Controlling Company during the period (in Korean won):	24
Basic earnings per share		~~W~~	1,524	~~W~~	1,159
Diluted earnings per share			1,523		1,158

See accompanying notes to the consolidated interim financial statements.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month Periods Ended March 31, 2024 and 2023

		Three-Month Period Ended March 31
(in millions of Korean won)	Notes	2024		2023

Profit for the period		~~W~~	393,003	~~W~~	309,628

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities	14		603		(5,410)
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			(95)		1,068
Gain on valuation of equity instruments at fair value through other comprehensive income	6		113,455		72,817
Items that may be subsequently reclassified to profit or loss:
Valuation gains on cash flow hedges	6		82,753		56,596
Other comprehensive loss from cash flow hedges reclassified to profit or loss			(86,721)		(67,025)
Share of other comprehensive income from associates and joint ventures			614		8,839
Exchange differences on translation of foreign operations			45,726		7,477

Other comprehensive income for the period, net of tax			156,335		74,362

Total comprehensive income for the period		~~W~~	549,338	~~W~~	383,990

Total comprehensive income is attributable to:
Owners of the Controlling Company		~~W~~	507,543	~~W~~	365,523
Non-controlling interests			41,795		18,467

See accompanying notes to the consolidated interim financial statements.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Three-Month Periods Ended March 31, 2024 and 2023

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income (loss)		Other components of equity		Total		Non- controlling interest		Total equity

Balance as of January 1, 2023		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,257,343	~~W~~	(77,776)	~~W~~	(572,152)	~~W~~	16,612,172	~~W~~	1,802,551	~~W~~	18,414,723
Comprehensive income
Profit for the period			—		—		296,614		—		—		296,614		13,014		309,628
Remeasurements of net defined benefit liabilities	14		—		—		(691)		—		—		(691)		(4,719)		(5,410)
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			—		—		1,055		—		—		1,055		13		1,068
Share of other comprehensive loss of associates and joint ventures			—		—		—		6,237		—		6,237		2,602		8,839
Valuation loss on cash flow hedge	6		—		—		—		(9,997)		—		(9,997)		(432)		(10,429)
Gain on valuation of financial assets at fair value through other comprehensive income			—		—		224		72,421		—		72,645		172		72,817
Exchange differences on translation of foreign operations			—		—		—		(340)		—		(340)		7,817		7,477

Total comprehensive income for the period			—		—		297,202		68,321		—		365,523		18,467		383,990

Transactions with owners
Dividends paid by the Controlling Company			—		—		(501,843)		—		—		(501,843)		—		(501,843)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(24,441)		(24,441)
Change in ownership interest in subsidiaries			—		—		—		—		741		741		(2,994)		(2,253)
Appropriations of loss on disposal of treasury stock			—		—		(44,422)		—		44,422		—		—		—
Acquisition of treasury stock			—		—		—		—		(121,975)		(121,975)		—		(121,975)
Others			—		—		—		—		2,770		2,770		1,009		3,779

Subtotal			—		—		(546,265)		—		(74,042)		(620,307)		(26,426)		(646,733)

Balance at March 31, 2023		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,008,280	~~W~~	(9,455)	~~W~~	(646,194)	~~W~~	16,357,388	~~W~~	1,794,592	~~W~~	18,151,980

See accompanying notes to the consolidated interim financial statements.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Three-Month Periods Ended March 31, 2024 and 2023

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income (loss)		Other components of equity		Total		Non- controlling interest		Total equity

Balance as of January 1, 2024		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,494,430	~~W~~	52,407	~~W~~	(802,418)	~~W~~	16,749,176	~~W~~	1,811,961	~~W~~	18,561,137
Comprehensive income
Profit for the period			—		—		375,530		—		—		375,530		17,473		393,003
Remeasurements of net defined benefit liabilities	14		—		—		1,685		—		—		1,685		(1,082)		603
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			—		—		(81)		—		—		(81)		(14)		(95)
Share of other comprehensive loss of associates and joint ventures			—		—		—		580		—		580		34		614
Valuation loss on cash flow hedge	6		—		—		—		(4,126)		—		(4,126)		158		(3,968)
Gain on valuation of financial assets at fair value through other comprehensive income			—		—		(21)		113,247		—		113,226		229		113,455
Exchange differences on translation of foreign operations			—		—		—		20,729		—		20,729		24,997		45,726

Total comprehensive income for the period			—		—		377,113		130,430		—		507,543		41,795		549,338

Transactions with owners
Dividends paid by the Controlling Company			—		—		(482,970)		—		—		(482,970)		—		(482,970)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(20,600)		(20,600)
Change in ownership interest in subsidiaries			—		—		—		—		291		291		(811)		(520)
Acquisition of treasury stock			—		—		—		—		(27,100)		(27,100)		—		(27,100)
Retirement of treasury stocks			—		—		(27,100)		—		27,100		—		—		—
Others			—		—		—		—		4,695		4,695		(1,811)		2,884

Subtotal			—		—		(510,070)		—		4,986		(505,084)		(23,222)		(528,306)

Balance at March 31, 2024		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,361,473	~~W~~	182,837	~~W~~	(797,432)	~~W~~	16,751,635	~~W~~	1,830,534	~~W~~	18,582,169

(Concluded)

See accompanying notes to the consolidated interim financial statements.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Cash Flows

Three-Month Periods Ended March 31, 2024 and 2023

		Three-Month Period Ended March 31
(in millions of Korean won)	Notes	2024		2023
Cash flows from operating activities
Cash generated from operations	25	~~W~~	1,169,061	~~W~~	1,060,791
Interest paid			(122,818)		(108,887)
Interest received			92,869		85,084
Dividends received			2,585		2,850
Income tax paid			(27,430)		(125,609)

Net cash inflow from operating activities			1,114,267		914,229

Cash flows from investing activities
Collection of loans			9,512		11,246
Disposal of financial assets at fair value through profit or loss			36,777		45,678
Disposal of financial assets at amortized cost			507,212		236,071
Disposal of financial assets at fair value through other comprehensive income			1,631		300
Disposal of investments in associates and joint ventures			2,100		1,050
Disposal of property, equipment and investment properties			21,068		8,640
Disposal of intangible assets			1,514		1,814
Disposal of right-of-use assets			76		364
Disposal of derivatives			—		4,888
Loans granted			(6,711)		(11,293)
Acquisition of financial assets at fair value through profit or loss			(73,496)		(7,974)
Acquisition of financial assets at amortized cost			(293,822)		(380,501)
Acquisition of investments in associates and joint ventures			(6,700)		(10,136)
Acquisition of property and equipment and investment properties			(563,704)		(1,040,575)
Acquisition of intangible assets			(308,426)		(370,747)
Acquisition of right-of-use assets			(2,544)		(416)
Decrease in cash due to business combination			—		(3,134)

Net cash outflow from investing activities			(675,513)		(1,514,725)

(Continued)

See accompanying notes to the consolidated interim financial statements.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Cash Flows

Three-Month Periods Ended March 31, 2024 and 2023

		Three-Month Period Ended March 31
(in millions of Korean won)	Notes	2024		2023
Cash flows from financing activities	26
Proceeds from borrowings			866,617		1,043,904
Cash inflow from consolidated capital transactions			200		—
Cash inflow from other financing activities			66		75
Repayments of borrowings			(1,061,640)		(571,569)
Dividends paid			(15)		—
Decrease in finance lease liabilities			(97,006)		(89,366)
Acquisition of treasury stock			(27,100)		(121,975)
Transactions with non-controlling interest			(520)		(2,407)
Cash outflow from consolidated equity transaction			(36)		—

Net cash inflow (outflow) from financing activities			(319,434)		258,662

Effect of exchange rate change on cash and cash equivalents			1,813		2,000

Net increase (decrease) in cash and cash equivalents			121,133		(339,834)

Cash and cash equivalents
Beginning of the period			2,879,554		2,449,062

End of the period		~~W~~	3,000,687	~~W~~	2,109,228

(Concluded)

See accompanying notes to the consolidated interim financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

1.	General Information

The consolidated financial statements have been prepared by KT Corporation, the “Controlling company” as defined under Korean IFRS 1110 Consolidated Financial Statements, by consolidating 84 subsidiaries (collectively referred to as the “Group”) including BC Card Co., Ltd., etc. as described in Note 1.2

1.1	The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telecommunication services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters are located in Seongnam City, Gyeonggi Province, Republic of Korea, and the address of its registered head office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued on the New York Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As of March 31, 2024, the Korean government does not own any shares in the Controlling Company.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

1.2	Consolidated Subsidiaries

(1)	The consolidated subsidiaries as of March 31, 2024 and December 31, 2023, are as follows:

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	March 31, 2024	December 31, 2023	Closing month

KT Linkus Co., Ltd.	Public telephone maintenance	Korea	92.4%	92.4%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Alpha Co., Ltd. [5]	Data communication	Korea	73.0%	73.0%	December
KT Service Bukbu Co., Ltd	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.5	Investment fund	Korea	100.0%	100.0%	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc. [5]	Payment security service for credit card, others	Korea	72.2%	72.2%	December
H&C Network	Call center for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd. [5]	Internet banking ASP and security solutions	Korea	64.5%	63.9%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	64.5%	64.5%	December
KTDS Co., Ltd. [5]	System integration and maintenance	Korea	91.6%	91.6%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
GENIE Music Corporation 2,	Online music production and distribution	Korea	36.0%	36.0%	December
KT MOS Bukbu Co., Ltd. [5]	Telecommunication facility maintenance	Korea	100.0%	100.0%	December
KT MOS Nambu Co., Ltd. [5]	Telecommunication facility maintenance	Korea	98.4%	98.4%	December
KT Skylife [5]	Satellite TV	Korea	50.6%	50.6%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	100.0%	100.0%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT Investment Management Inc.	Asset management, real estate and consulting services	Korea	100.0%	100.0%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTGDH Co., Ltd.	Data center development and related service	Korea	100.0%	100.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
Nasmedia, Co., Ltd. [2,5]	Solution provider and IPTV advertisement sales business	Korea	44.1%	44.1%	December
KT Sports Co., Ltd.	Management of sports teams	Korea	100.0%	100.0%	December
KT Music Contents Fund No.2	Music and contents investment business	Korea	100.0%	100.0%	December
KTCS Corporation [2,5]	Database and online information provider	Korea	34.1%	34.1%	December
KTIS Corporation [2,5]	Database and online information provider	Korea	33.3%	33.3%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	March 31, 2024	December 31, 2023	Closing month

KT M Mobile Co., Ltd.	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Financing business for new technology	Korea	100.0%	100.0%	December
PlayD Co., Ltd.	Advertising agency	Korea	70.4%	70.4%	December
Next Connect PFV	Residential building development and supply	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Japan Co., Ltd.	Foreign investment business and local counter work	Japan	100.0%	100.0%	December
East Telecom LLC	Wireless/fixed line internet business	Uzbekistan	91.6%	91.6%	December
KT America, Inc.	Foreign investment business and local counter work	USA	100.0%	100.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hongkong Telecommunications Co., Ltd.	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business and local counter work	Singapore	100.0%	100.0%	December
Texnoprosistem LLC	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
Nasmedia Thailand Co., Ltd.	Internet advertising solution	Thailand	99.9%	99.9%	December
KT Huimangjieum	Manufacturing	Korea	100.0%	100.0%	December
K-REALTY RENTAL HOUSING REIT 3	Residential building	Korea	88.6%	88.6%	December
Storywiz Co., Ltd.	Contents and software development and supply	Korea	100.0%	100.0%	December
KT Engineering Co., Ltd.	Telecommunication facility construction and maintenance	Korea	100.0%	100.0%	December
KT Studio Genie Co., Ltd.	Data communication service and data communication construction business	Korea	90.9%	90.9%	December
KHS Corporation	Operation and maintenance of facilities	Korea	100.0%	100.0%	December
Lolab Co., Ltd.	Truck transportation and trucking arrangement business	Korea	79.8%	79.8%	December
HCN Co., Ltd.	Cable television service	Korea	100.0%	100.0%	December
Millie Seojae [2]	Book contents service	Korea	30.2%	30.2%	December
KT ES Pte. Ltd.	Foreign investment business	Singapore	57.6%	57.6%	December
Epsilon Global Communications PTE. Ltd.	Network service industry	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (SP) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (US) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications Limited	Fixed line telecommunication business	UK	100.0%	100.0%	December
Epsilon Telecommunications (HK) Limited	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Epsilon US Inc.	Fixed line telecommunication business	USA	100.0%	100.0%	December
Epsilon Telecommunications (BG) EOOD	Employee support service	Bulgaria	100.0%	100.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	March 31, 2024	December 31, 2023	Closing month

Nasmedia-KT Alpha Future Growth Strategic Investment Fund	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund 6	Investment fund	Korea	100.0%	100.0%	December
Altimedia Corporation	Software development and delivery	Korea	100.0%	100.0%	December
Altimidia B.V.	Software development and delivery	Netherlands	100.0%	100.0%	December
Altimidia Vietnam	Software development and delivery	Vietnam	100.0%	100.0%	December
BCCARD VIETNAM LTD.	Software sales business	Vietnam	100.0%	100.0%	December
KTP SERVICES INC.	Fixed line telecommunication business	Philippines	100.0%	100.0%	December
KT RUS LLC	Foreign investment business	Russia	100.0%	100.0%	December
Hangang Real Estate Investment Trust No. 24	Investment fund	Korea	75.0%	75.0%	December
KT DX Vietnam Company Limited	Software development	Vietnam	100.0%	100.0%	December
KT Cloud Co., Ltd.	Information and communications development	Korea	92.7%	92.7%	December
Pocheon Jeonggyori Development Co., Ltd.	Residential building development	Korea	80.9%	80.9%	December
PT CRANIUM ROYAL ADITAMA	Software development	Indonesia	67.0%	67.0%	December
Juice Inc. [3,5]	Online information provider/Software development and delivery	Korea	41.9%	42.6%	December
Open cloud lab Co., Ltd	IT consulting service and Telecommunication equipment sales	Korea	100.0%	100.0%	December
KD Living, Inc.	Residential building management	Korea	100.0%	100.0%	December
KT HEALTHCARE VINA COMPANY LIMITED	Medical service	Vietnam	100.0%	100.0%	December
K-Realty Qualified Private Real Estate Investment Trust No. 1 [4]	Real estate management	Korea	6.5%	6.5%	December
AQUA RETAIL VIETNAM COMPANY LIMITED	E-voucher issuance and trading business	Vietnam	100.0%	100.0%	December
K-Realty Qualified Private Real Estate Investment Trust No. 4	Real estate management	Korea	93.9%	93.9%	December

[1]	Sum of the interests owned by the Controlling Company and subsidiaries.
[2]

Although the Controlling Company owns less than 50% interest in Nasmedia, Co., Ltd., KTCS Corporation and KTIS Corporation, Millie Seojae, and GENIE Music Corporation, considering voting patterns at previous shareholders’ meetings, these entities are consolidated as the Controlling Company can exercise the majority of the voting rights in its decision-making process at all times.

[3]

Although the Controlling Company owns less than 50% interest in, Juice Inc., this entity is consolidated as the Controlling Company holds the majority of the voting right based on an agreement with other investors.

[4]

Although the Controlling Company owns less than 50% interest in K-Realty Qualified Private Real Estate Investment Trust No. 1, these entities are consolidated by comprehensively considering the criteria for determining control, such as ‘power’, ‘variable profit’, and ‘relationship between power and variable profit’, rather than simply judging by the interests owned by the company.

[5]	The number of treasury stocks held by subsidiaries are deducted from the total number of shares when calculating the controlling percentage interest.

(2)	Changes in Scope of Consolidation

There is no change in the scope of consolidation during the three-month period ended March 31, 2024

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(3)	Summarized information for consolidated subsidiaries as of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023, is as follows

(in millions of Korean won)	March 31, 2024				Three-month period ended March 31, 2024 [3]
	Total assets		Total liabilities		Operating revenues		Profit (loss) for the period

KT Linkus Co., Ltd.	~~W~~	56,722	~~W~~	58,104	~~W~~	19,546	~~W~~	(2,164)
KT Telecop Co., Ltd.		386,163		244,554		130,834		2,233
KT Alpha Co., Ltd.		420,032		165,342		106,464		10,669
KT Service Bukbu Co., Ltd.		58,314		52,219		56,182		(2,304)
KT Service Nambu Co., Ltd.		64,217		53,208		71,007		(1,822)
BC Card Co., Ltd. [1]		6,228,927		4,554,561		935,556		49,963
H&C Network		82,849		4,925		6,992		560
Nasmedia Co., Ltd. [1]		468,016		221,659		32,075		3,279
KTDS Co., Ltd. [1]		361,466		165,922		156,295		9,993
KT M&S Co., Ltd.		239,671		185,256		236,260		5,014
KT MOS Bukbu Co., Ltd.		47,192		25,152		23,340		(278)
KT MOS Nambu Co., Ltd.		43,503		21,897		23,906		779
KT Skylife Co., Ltd. [1]		1,193,107		470,863		254,401		1,266
KT Estate Inc. [1]		2,653,191		1,013,824		135,739		4,752
KT GDH Co., Ltd.		7,789		1,389		1,041		140
KT Sat Co., Ltd.		729,121		109,127		43,946		8,942
KT Sports Co., Ltd.		33,991		22,903		14,105		(4,224)
KT Music Contents Fund No.2		5,320		1,522		34		12
KT M Mobile Co., Ltd.		178,904		68,222		82,263		3,173
KT Investment Co., Ltd. [1]		87,320		60,024		4,930		1,078
KTCS Corporation [1]		435,344		234,829		265,455		6,263
KTIS Corporation		477,588		274,391		145,328		3,368
Next Connect PFV		1,036,258		720,950		—		(1,570)
KT Japan Co., Ltd. [1]		1,860		3,007		781		138
KT America, Inc.		6,183		628		1,889		38
KT Rwanda Networks Ltd. [2]		103,059		287,699		5,195		(696)
AOS Ltd. [2]		11,645		16,960		2,492		385
KT Hong Kong Telecommunications Co., Ltd.		11,293		4,803		5,065		170
KT Huimangjieum [1]		8,334		2,327		4,656		649
KT Engineering Co., Ltd.		106,144		52,485		48,224		(3,647)
KT Studio Genie Co., Ltd. [1]		951,369		219,502		106,511		1,605
Lolab Co., Ltd.		42,689		39,141		46,536		(1,358)
East Telecom LLC [1]		56,604		25,894		7,779		2,353

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(in millions of Korean won)	March 31, 2024		Three-month period ended March 31, 2024 [3]
	Total assets	Total liabilities	Operating revenues	Profit (loss) for the period

KT ES Pte. Ltd. [1]	124,758	101,030	23,020	(4,568)
KTP SERVICES INC.	2,940	634	298	214
Altimedia Corporation [1]	46,029	12,771	8,199	(173)
KT RUS LLC	441	—	—	(49)
KT DX Vietnam Company Limited	1,582	62	30	(105)
KT Cloud Co., Ltd. [1]	1,989,237	505,016	175,188	3,095
KT Healthcare Vina Co., Ltd.	15,876	3,716	—	(384)
K-Realty Qualified Private Real Estate Investment Trust No. 1	79,859	50,801	881	(516)
AQUA RETAIL VIETNAM COMPANY LIMITED	1,022	88	191	(228)

[1]	As intermediate controlling companies, financial information from their consolidated financial statements is presented.
[2]	Convertible preferred stock issued by subsidiaries as of the end of the reporting period is included in liabilities.
[3]	Profit or loss from the date of acquisition of control to the end of the reporting period is included.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(in millions of Korean won)	March 31, 2023				Three-month period ended March 31, 2023 [3]
	Total assets		Total liabilities		Operating revenues		Profit (loss) for the period

KT Linkus Co., Ltd.	~~W~~	64,178	~~W~~	63,452	~~W~~	19,652	~~W~~	915
KT Telecop Co., Ltd.		375,596		235,947		129,184		1,735
KT Alpha Co., Ltd.		443,639		191,254		107,385		3,771
KT Service Bukbu Co., Ltd.		63,760		55,360		58,214		(237)
KT Service Nambu Co., Ltd.		71,576		58,745		70,544		(627)
BC Card Co., Ltd. [1]		6,352,878		4,722,432		953,163		(1,318)
H&C Network		81,107		4,863		6,826		508
Nasmedia Co., Ltd. [1]		513,311		262,336		32,105		2,857
KTDS Co., Ltd. [1]		393,667		202,067		162,891		9,764
KT M&S Co., Ltd.		258,477		209,075		173,184		555
KT MOS Bukbu Co., Ltd.		50,750		28,431		23,779		2,919
KT MOS Nambu Co., Ltd.		46,839		26,012		23,670		1,553
KT Skylife Co., Ltd. [1]		1,220,842		479,369		254,787		7,645
KT Estate Inc. [1]		2,664,880		1,021,741		112,812		(1,228)
KT GDH Co., Ltd.		7,760		1,501		1,122		174
KT Sat Co., Ltd.		699,607		88,524		42,289		7,693
KT Sports Co., Ltd.		26,615		11,299		8,239		(7,816)
KT Music Contents Fund No.2		5,558		1,772		138		60
KT M Mobile Co., Ltd.		176,838		69,317		71,684		2,344
KT Investment Co., Ltd. [1]		83,638		57,420		12,884		2,782
KTCS Corporation [1]		434,900		234,850		214,943		4,111
KTIS Corporation		447,609		243,519		142,720		4,616
Next Connect PFV		946,687		629,809		—		(232)
KT Japan Co., Ltd. [1]		2,015		3,341		697		66
KT America, Inc.		6,013		701		2,305		21
KT Rwanda Networks Ltd. [2]		134,847		313,787		8,257		(11,489)
AOS Ltd. [2]		10,763		1,983		2,133		333
KT Hong Kong Telecommunications Co., Ltd.		11,142		5,121		4,666		53
KT Huimangjieum [1]		8,073		2,715		3,806		322
KT Engineering Co., Ltd.		160,243		104,005		21,229		(5,068)
KT Studio Genie Co., Ltd. [1]		989,187		259,413		110,404		5,457
Lolab Co., Ltd.		42,744		37,838		36,793		(3,900)
East Telecom LLC [1]		48,483		22,632		7,334		2,271
KT ES Pte. Ltd. [1]		117,009		90,392		21,019		(1,387)
KTP SERVICES INC.		2,967		919		235		53
Altimedia Corporation [1]		48,381		12,374		8,299		(840)
KT RUS LLC		501		10		—		(332)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(in millions of Korean won)	March 31, 2023		Three-month period ended March 31, 2023 [3]
	Total assets	Total liabilities	Operating revenues	Profit (loss) for the period

KT DX Vietnam Company Limited	1,694	102	—	(13)
KT cloud Co., Ltd. [1]	1,983,972	503,241	148,682	9,939
KT Healthcare Vina Co., Ltd.	12,730	439	—	(47)
K-Realty Qualified Private Real Estate Investment Trust No. 1	80,266	50,693	—	—
AQUA RETAIL VIETNAM COMPANY LIMITED	1,202	62	—	—

[1]	As intermediate controlling companies, financial information from their consolidated financial statements is presented.
[2]	Convertible preferred stock issued by subsidiaries as of the end of the reporting period is included in liabilities.
[3]	Profit or loss from the date of acquisition of control to the end of the reporting period is included.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

2	Material Accounting Policies

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The consolidated interim financial statements of the Group for the three-month period ended March 31, 2024, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. In order to understand the consolidated interim financial statements, annual consolidated financial statements as of December 31, 2023 prepared in accordance with IFRS should be used together.

2.2	Changes in Accounting Policy and Disclosures

(1) New and amended standards and interpretations adopted by the Group

The Group has applied a number of new and amended standards and new interpretations issued that are effective for accounting periods beginning on January 1, 2024.

- K-IFRS 1001 Presentation of Financial Statements (Amendment in 2020) – Classification of Liabilities as Current or Non-current

The amendments clarify that the classification of liabilities as current and non-current is based on rights that are existing at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

- K-IFRS 1001 Presentation of Financial Statements (Amendment in 2023) - Non-current Liabilities with Covenants

The amendments specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date. Such covenants affect whether the right exists at the end of the reporting period, even if compliance with the covenant is assessed only after the reporting date.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

The amendments also specifies that the right to defer settlement of a liability for at least twelve months after the reporting date is not affected if an entity only has to comply with a covenant after the reporting period. However, if the entity’s right to defer settlement of a liability is subject to the entity complying with covenants within twelve months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within twelve months after the reporting period. This would include information about the covenants (including the nature of the covenants and when the entity is required to comply with them), the carrying amount of related liabilities and facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants.

- K-IFRS 1007 Cash Flow Statement and K-IFRS 1107 Financial Instruments Disclosure (Amendment) - Supplier Finance Agreements

The amendments add a disclosure objective in K-IFRS 1007 Cash Flow Statement stating that an entity is required to disclose information about supplier finance agreements that enables users of financial statements to assess the effects of those arrangements on the Group’s liabilities and cash flows. In addition, K-IFRS 1107 was amended to add supplier finance arrangements as an example within the requirements to disclose information about an entity’s exposure to concentration of liquidity risk.

The term ‘supplier finance agreements’ is not defined; instead, the amendments describe the characteristics of an arrangement for which an entity would be required to provide the information.

To meet the disclosure objective, an entity will be required to disclose in aggregate for its supplier finance arrangements:

•	The terms and conditions of an agreement

•	The carrying amount, and associated line items presented in the entity’s statement of financial position, of the liabilities that are part of the arrangements

•	The carrying amount, and associated line items for which the suppliers have already received payment from the finance providers

•	Ranges of payment due dates for both those financial liabilities that are part of a supplier finance arrangement and comparable trade payables that are not part of a supplier finance arrangement

•	Types of non-cash changes in the carrying amount of financial liabilities corresponding to supplier finance agreements and their impact

•	Liquidity risk information

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

- K-IFRS 1116 Leases (Amendment) - Lease Liability in a Sale and Leaseback

The amendments add a subsequent measurement requirement for sale and leaseback transactions that satisfy the requirements in K-IFRS 1115 Revenue from contracts with customers. The amendments require the seller-lessee to determine ‘lease payments’ or ‘revised lease payments’ in such a way that the seller-lessee does not recognise a gain or loss that relates to the right of use asset retained by the seller-lessee, after the lease commencement date.

- K-IFRS 1001 Presentation of Financial Statements (Amendment in 2023) - Disclosure of Virtual Assets

The amendments, in addition to additional disclosure requirements required by other Standards for transactions related to virtual assets, are setting out the disclosure requirements in each case of 1) holding virtual assets; 2) holding virtual assets on behalf of customers; and 3) issuing virtual assets.

When holding a virtual asset, disclosure on the general information of the virtual asset, the applied accounting policy, and the acquisition method, acquisition cost, and the fair value of each virtual asset at the end of the reporting period should be disclosed. In addition, when issuing a virtual asset, the entity’s obligations and the status of fulfilment of the obligation related to the issued virtual asset, the timing and amount of the recognized revenue of the sold virtual asset, the quantity of virtual assets held after issuance, and important contract details should be disclosed.

(2) New and revised standards and interpretations in issue but not yet effective or adopted by the Group

At the date of authorization of these financial statements, the Group has not applied the following new and amended K-IFRS standards that have been issued but are not yet effective:

- K-IFRS 1021 The effects of changes in foreign exchange rates and K-IFRS 1101 First time adoption of international financial reporting- Improving Interchangeability

The amendments define situations in which exchange with other currencies is possible for accounting purposes, assess the exchangeability with other currencies and clarify the estimating and requirements for disclosure of spot exchange rates to be used in the absence of exchangeability.

If exchange for other currencies is not possible, the spot exchange rate should be estimated on the measurement date, and the observable exchange rate should be used without adjustment or other estimation techniques should be used.

The above amendments are applicable for annual reporting periods beginning on or after 1 January 2025, with early application permitted.

The Group is reviewing the impact of the above-listed amendments on the financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

2.3	Accounting Policies

Material accounting policies and method of computation used in the preparation of the consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2023, except for the changes due to the application of amendment and enactments of standards described in Note 2.2 (1) and as described below.

(1) Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income of the interim period.

3	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Group to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Group’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the actual results, it poses significant risk of resulting in a material adjustment.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

4	Financial Instruments by Category

Financial instruments by category as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	March 31, 2024
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total

Cash and cash equivalents	~~W~~	3,000,687	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,000,687
Trade and other receivables		8,431,833		—		280,253		—		8,712,086
Other financial assets		1,179,028		1,028,218		1,831,921		248,172		4,287,339

(in millions of Korean won)	March 31, 2024
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total

Trade and other payables[1]	~~W~~	8,393,343	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	8,393,343
Borrowings		10,151,390		—		—		—		10,151,390
Other financial liabilities		894,982		147,982		2,617		—		1,045,581
Lease liabilities		—		—		—		1,123,711		1,123,711

[1]	Amounts related to employee benefit plans are excluded in Trade and other payables.

(in millions of Korean won)	December 31, 2023
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total

Cash and cash equivalents	~~W~~	2,879,554	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,879,554
Trade and other receivables		8,458,259		—		116,198		—		8,574,457
Other financial assets		1,385,921		939,661		1,680,168		159,211		4,164,961

(in millions of Korean won)	December 31, 2023
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total

Trade and other payables[1]	~~W~~	8,317,822	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	8,317,822
Borrowings		10,218,165		—		—		—		10,218,165
Other financial liabilities		915,185		136,106		24,547		—		1,075,838
Lease liabilities		—		—		—		1,179,909		1,179,909

[1]	Amounts related to employee benefit plans are excluded in Trade and other payables.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

5	Trade and Other Receivables

(1)	Trade and other receivables as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	March 31, 2024
	Total amounts		Provision for impairment		Present value discount		Carrying amount

Current assets
Trade receivables	~~W~~	3,925,589	~~W~~	(337,434)	~~W~~	(8,128)	~~W~~	3,580,027
Other receivables		3,876,741		(90,413)		(2,826)		3,783,502

Total	~~W~~	7,802,330	~~W~~	(427,847)	~~W~~	(10,954)	~~W~~	7,363,529

Non-current assets
Trade receivables	~~W~~	239,478	~~W~~	(1,288)	~~W~~	(14,440)	~~W~~	223,750
Other receivables		1,238,187		(101,535)		(11,845)		1,124,807

Total	~~W~~	1,477,665	~~W~~	(102,823)	~~W~~	(26,285)	~~W~~	1,348,557

(in millions of Korean won)	December 31, 2023
	Total amounts		Provision for impairment		Present value discount		Carrying amount

Current assets
Trade receivables	~~W~~	3,596,899	~~W~~	(330,002)	~~W~~	(9,165)	~~W~~	3,257,732
Other receivables		3,990,900		(76,089)		(2,254)		3,912,557

Total	~~W~~	7,587,799	~~W~~	(406,091)	~~W~~	(11,419)	~~W~~	7,170,289

Non-current assets
Trade receivables	~~W~~	318,429	~~W~~	(1,288)	~~W~~	(19,476)	~~W~~	297,665
Other receivables		1,227,929		(107,547)		(13,879)		1,106,503

Total	~~W~~	1,546,358	~~W~~	(108,835)	~~W~~	(33,355)	~~W~~	1,404,168

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(2)	Details of other receivables as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	March 31, 2024		December 31, 2023

Loans	~~W~~	42,839	~~W~~	51,854
Receivables [1]		3,397,770		3,539,742
Accrued income		110,951		43,920
Refundable deposits		277,850		299,935
Loans receivable		1,073,726		1,067,005
Finance lease receivables		139,941		141,883
Others		57,180		58,357
Less: Provision for impairment		(191,948)		(183,636)

	~~W~~	4,908,309	~~W~~	5,019,060

[1]	As of March 31, 2024, credit sales asset of ~~W~~ 2,612,307 million (December 31, 2023: ~~W~~ 2,696,505 million) held by BC Card Co., Ltd. are included

(3)	The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as of March 31, 2024.

(4)

The Group classifies a certain portion of trade receivables as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

6	Other Financial Assets and Liabilities

(1)	Details of other financial assets and liabilities as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	March 31, 2024		December 31, 2023

Other financial assets
Financial assets at amortized cost [1]	~~W~~	1,179,028	~~W~~	1,385,921
Financial assets at fair value through profit or loss [1,2]		1,028,218		939,661
Financial assets at fair value through other comprehensive income		1,831,921		1,680,168
Derivatives used for hedging		248,172		159,211
Less: Non-current		(2,815,651)		(2,724,761)

Current	~~W~~	1,471,688	~~W~~	1,440,200

Other financial liabilities
Financial liabilities at amortized cost [3]	~~W~~	894,982	~~W~~	915,185
Financial liabilities at fair value through profit or loss		147,982		136,106
Derivatives used for hedging		2,617		24,547
Less: Non-current		(698,936)		(753,739)

Current	~~W~~	346,645	~~W~~	322,099

[1]

As of March 31, 2024, the Group’s other financial assets amounting to ~~W~~ 99,152 million (December 31, 2023: ~~W~~ 98,309 million), which consist of checking account deposits, time deposits and others, are subject to withdrawal restrictions.

[2]	As of March 31, 2024, the Group provided investments in Korea Software Financial Cooperative amounting to ~~W~~ 9,485 million as a collateral for the payment guarantee provided by the Cooperative.
[3]	The amount includes liabilities related to the obligation to acquire additional shares in Epsilon Global Communications Pte. Ltd. and KT Cloud Co., Ltd. (Note 15).

(2)	Financial Assets at fair value through profit or loss

1)	Details of financial assets at fair value through profit or loss as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	March 31, 2024		December 31, 2023

Equity instruments (Listed)	~~W~~	11,555	~~W~~	13,911
Equity instruments (Unlisted)		42,457		42,185
Debt securities		969,081		880,549
Derivatives held for trading [1]		5,125		3,016

Total		1,028,218		939,661
Less: Non-current		(801,629)		(782,143)

Current	~~W~~	226,589	~~W~~	157,518

[1]

According to a derivative arrangement with LS Cable & System Ltd. in connection with LS Marine Solution Co., Ltd., derivative assets amounting to ~~W~~ 1,015 million is included as of March 31, 2024 (Note 15).

2)	The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as of March 31, 2024.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(3)	Financial Assets at fair value through other comprehensive income

1)	Details of financial assets at fair value through other comprehensive income as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	March 31, 2024		December 31, 2023
Equity instruments (Listed)	~~W~~	1,382,808	~~W~~	1,231,188
Equity instruments (Unlisted)		443,211		443,067
Debt securities		5,902		5,913

Total		1,831,921		1,680,168
Less: Non-current		(1,831,921)		(1,680,168)

Current	~~W~~	—	~~W~~	—

2)

Upon disposal of these equity investments, any balance within the accumulated other comprehensive income is not reclassified to profit or loss, but to retained earnings. Upon disposal of these debt investments, the remaining balance of the accumulated other comprehensive income is reclassified to profit or loss.

(4)	Derivatives used for hedging

1)	Details of valuation of derivatives used for hedging as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	March 31, 2024				December 31, 2023
	Assets		Liabilities		Assets		Liabilities
Interest rate swap [1]	~~W~~	2,336	~~W~~	181	~~W~~	1,530	~~W~~	191
Currency swap [2]		245,836		2,436		157,681		24,356

Total		248,172		2,617		159,211		24,547
Less: Non-current		(176,982)		(1,724)		(107,802)		(23,696)

Current	~~W~~	71,190	~~W~~	893	~~W~~	51,409	~~W~~	851

[1]	The interest rate swap contract is to hedge the risk of variability in cash flow from the floating-rate borrowings due to changes in interest rate.
[2]

The currency swap contract is to hedge the risk of variability in cash flow from the borrowings due to changes in interest rate and foreign exchange rate and the expected maximum period for the Group to be exposed to risks of cash flow fluctuation by hedged items is until September 7, 2034.

The entire fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

2)	The valuation gains and losses on the derivative contracts for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)
	2024						2023
Type of transaction	Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Interest rate swap	~~W~~	18	~~W~~	—	~~W~~	858	~~W~~	—	~~W~~	—	~~W~~	(2,379)
Currency swap		116,388		93		(6,280)		89,714		—		77,915

Total	~~W~~	116,406	~~W~~	93	~~W~~	(5,422)	~~W~~	89,714	~~W~~	—	~~W~~	75,539

[1]	The amounts directly reflected in equity are before adjustments of deferred income tax and allocation to the non-controlling interest.

3)

The ineffective portion recognized in profit or loss on the cash flow hedges are valuation loss of ~~W~~ 804 million for the three-month period March 31, 2024 (three-month period ended March 31, 2023: valuation gain of ~~W~~ 866 million).

(5)	Financial Liabilities at fair value through profit or loss

1)	Details of financial liabilities at fair value through profit or loss as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	March 31, 2024		December 31, 2023
Derivatives held for trading [1,2,3]	~~W~~	147,982	~~W~~	136,106

[1]

Derivative liabilities recognized as the Group signed a shareholders’ agreement with financial investors participating in capital increase of K Bank Inc are included. In case of IPO failure of K Back Inc. on the terms agreed upon from the date of completion of the acquisition of shares, financial investors may exercise the Drag-Along right to the Group, and the Group may accede to it or exercise the right to claim for sale. If financial investors exercise the Drag-Along Right, the Group should exercise the right to claim for sale or guarantee the rate of return on the terms agreed upon by financial investors.

[2]	The amount includes derivatives separated from convertible bonds issued by the Group (Note 12).
[3]	The amount includes liabilities related to the obligation to acquire additional shares in MILLIE Co., Ltd. (Note 15).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

2)	The valuation gain and loss on financial liabilities at fair value through profit or loss for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024				2023
	Valuation gain		Valuation loss		Valuation gain		Valuation loss
Derivatives liabilities held for trading	~~W~~	11,048	~~W~~	—	~~W~~	—	~~W~~	17,642

7	Inventories

Inventories as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)
	March 31, 2024						December 31, 2023
	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	949,379	~~W~~	(82,739)	~~W~~	866,640	~~W~~	981,127	~~W~~	(102,215)	~~W~~	878,912
Others		32,497		—		32,497		33,350		—		33,350

Total	~~W~~	981,876	~~W~~	(82,739)	~~W~~	899,137	~~W~~	1,014,477	~~W~~	(102,215)	~~W~~	912,262

Cost of inventories recognized as expenses for the three-month period March 31, 2024 amounts to ~~W~~ 924,958 million (March 31, 2023: ~~W~~ 881,384 million) and reversal valuation loss on inventory amounts to ~~W~~ 19,476 million for the three-month period March 31, 2024 (March 31, 2023: valuation loss on inventory of ~~W~~ 3,162 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

8	Other Assets and Liabilities

Other assets and liabilities as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	March 31, 2024		December 31, 2023
Other assets
Advance payments	~~W~~	225,447	~~W~~	217,997
Prepaid expenses		290,198		146,628
Contract cost		1,714,249		1,727,468
Contract assets		828,545		832,520
Others		12,778		15,237
Less: Non-current		(812,071)		(827,297)

Current	~~W~~	2,259,146	~~W~~	2,112,553

Other liabilities
Advances received [1]	~~W~~	761,482	~~W~~	582,652
Withholdings		132,338		159,080
Unearned revenue [1]		23,173		27,392
Lease liabilities		1,123,711		1,179,909
Contract liabilities		288,021		278,749
Others		17,037		30,848
Less: Non-current		(842,399)		(950,015)

Current	~~W~~	1,503,363	~~W~~	1,308,615

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 19).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

9	Property and Equipment, Investment Properties, and Intangible Assets

(1)	Changes in property and equipment for three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Beginning, net	~~W~~	14,872,079	~~W~~	14,772,179
Acquisition and capital expenditure		440,801		555,933
Disposal and termination		(17,625)		(13,323)
Depreciation		(701,279)		(671,077)
Transfer to investment property		5,805		(33,951)
Impairment		—		(522)
Others		(14,059)		(47,044)

Ending, net	~~W~~	14,585,722	~~W~~	14,562,195

Details of property and equipment and Investment Properties provided as collateral as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	March 31, 2024
	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	80,726	~~W~~	65,880	Borrowings	~~W~~	54,900	Industrial Bank of Korea/Shinhan Bank/Standard Chartered Bank Korea

Land and Buildings		555,317		64,869	Deposits		56,183	Lessee

(in millions of Korean won)	December 31, 2023
	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	81,057	~~W~~	64,680	Borrowings	~~W~~	54,900	Industrial Bank of Korea/Shinhan Bank/Standard Chartered Bank Korea

Land and Buildings		555,921		64,877	Deposits		55,965	Lessee

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(2)	Changes in investment properties for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Beginning, net	~~W~~	2,198,135	~~W~~	1,933,358
Acquisition		9,962		9,893
Disposal		(1,772)		(14)
Depreciation		(13,851)		(12,619)
Transfer from property and equipment		(5,805)		33,951
Others		(265)		8,598

Ending, net	~~W~~	2,186,404	~~W~~	1,973,167

As of March 31, 2024, the Group (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease payments under this contract are ~~W~~ 97,931 million for one year or less, ~~W~~ 125,324 million for more than one year and less than five years, ~~W~~ 16,029 million for over five years, and ~~W~~ 239,284 million in total.

(3)	Changes in intangible assets for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Beginning, net	~~W~~	2,533,861	~~W~~	3,129,833
Acquisition and capital expenditure [1]		39,260		110,358
Disposal and termination		(7,496)		(2,085)
Amortization		(170,080)		(188,590)
Impairment		(22)		—
Changes in consolidation scope		—		6,207
Others		10,856		12,757

Ending, net	~~W~~	2,406,379	~~W~~	3,068,480

[1]	Amounts include transfer from property and equipment.

The carrying amount of membership rights with an indefinite useful life not subject to amortization, except for goodwill, is ~~W~~ 212,614 million as of March 31, 2024 (December 31, 2023: ~~W~~ 212,910 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

Goodwill is allocated to the Group’s cash-generating unit, which is identified by operating segments. As of March 31, 2024, goodwill allocated to each cash-generation unit is as follows:

(In millions of Korean won)
Cash-Generating Unit	Amount
Mobile services	~~W~~	65,057
BC Card Co., Ltd..		41,234
HCN Co., Ltd.		128,688
GENIE Music Corporation		50,214
MILLIE Co., Ltd.		54,725
PlayD Co., Ltd.		40,068
KT Telecop Co., Ltd.		15,418
Epsilon Global Communications Pte. Ltd.		47,703
KT MOS Bukbu Co., Ltd. and others		45,848

	~~W~~	488,955

The recoverable amount of goodwill has been determined based on the fair value obtained by calculating the value in use or deducting the cost of disposal. The pre-tax cash flow estimate was used to calculate the value of use based on the financial budget, such as the budget for the next five years. Cash flows after the estimated period were estimated using the expected growth rate, and the growth rate does not exceed the long-term average growth rate of the industry to which the cash-generating unit belongs. The Group determines the growth margin rate based on past performance and expectations of future market changes. The Group has determined pre-tax cash flow estimates based on past earnings and market growth forecasts, and the discount rate used reflects the specific risks of related operations.

10	Investments in Associates and Joint Ventures

(1)	Details of associates as of March 31, 2024 and December 31, 2023, are as follows:

	Percentage of ownership (%)		Location	Closing month
	March 31, 2024	December 31, 2023
KIF Investment Fund	33.3%	33.3%	Korea	December
K Bank Inc.	33.7%	33.7%	Korea	December
HD Hyundai Robotics Co., Ltd. [1]	10.0%	10.0%	Korea	December
Megazone Cloud Corporation [1]	6.8%	6.8%	Korea	December
IGIS No. 468-1 General Private Real Estate Investment Company	44.6%	44.6%	Korea	December
KT-DSC Creative Economy Youth Start-up Investment Fund	28.6%	28.6%	Korea	December
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC	35.3%	35.3%	Korea	December
LS Marine Solution Co., Ltd. 1,	7.3%	7.3%	Korea	December

[1]

As of March 31, 2024, although the Group has less than 20% ownership in ordinary share, this entity is included in investments in associates as the Group has significant influence in determining the operational and financial policies.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(2)	Changes in investments in associates and joint ventures for the three-month periods ended March 31, 2024 and 2023, are as follows:

	2024
(in millions of Korean won)	Beginning		Acquisition		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
KIF Investment Fund	~~W~~	177,054	~~W~~	—	~~W~~	43	~~W~~	—	~~W~~	177,097
K Bank Inc.		872,881		—		16,233		859		889,973
HD Hyundai Robotics Co., Ltd.		47,734		—		142		(112)		47,764
Megazone Cloud Corporation		131,694		—		(764)		719		131,649
IGIS No. 468-1 General Private Real Estate Investment Company		23,484		—		(3)		—		23,481
KT-DSC Creative Economy Youth Start-up Investment Fund		25,117		—		(362)		—		24,755
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		11,942		—		(751)		—		11,191
LS Marine Solution Co., Ltd.		23,492		—		(137)		(312)		23,043
Others [1]		243,491		4,600		(5,446)		(109)		242,536

Total	~~W~~	1,556,889	~~W~~	4,600	~~W~~	8,955	~~W~~	1,045	~~W~~	1,571,489

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

	2023
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
KIF Investment Fund	~~W~~	170,979	~~W~~	—	~~W~~	53	~~W~~	(1,139)	~~W~~	169,893
K Bank Inc.		852,756		—		2,137		8,564		863,457
HD Hyundai Robotics Co., Ltd.		49,372		—		(126)		38		49,284
Megazone Cloud Corporation		136,199		—		(2,795)		(289)		133,115
IGIS No. 468-1 General Private Real Estate Investment Company		23,589		—		(3)		—		23,586
KT-DSC Creative Economy Youth Start-up Investment Fund		22,123		—		359		—		22,482
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		16,620		—		(370)		—		16,250
Others [1]		209,084		9,086		(3,083)		(41)		215,046

Total	~~W~~	1,480,722	~~W~~	9,086	~~W~~	(3,828)	~~W~~	7,133	~~W~~	1,493,113

[1]

KT Investment Co., Ltd., a subsidiary of the Group, recognized net profit (loss) in the investments in associates as operating income (loss). Net profit recognized as operating income for the three-months period ended March 31, 2024 amount to ~~W~~ 144 million (three-month period ended March 31, 2023: net loss of ~~W~~ 23 million).

(3)

Summarized statements of financial position of the major associates and joint ventures as of March 31, 2024 and December 31, 2023 and summarized statements of profit or loss for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	March 31, 2024
	Assets		Liabilities		Operating revenue		Profit (loss) for the period
KIF Investment Fund	~~W~~	531,291	~~W~~	—	~~W~~	—	~~W~~	127
K Bank Inc.		26,306,355		24,389,501		281,717		49,293
HD Hyundai Robotics Co., Ltd.		386,856		116,623		46,769		1,397
Megazone Cloud Corporation		1,090,852		498,673		428,618		182
IGIS No. 468-1 General Private Real Estate Investment Company		52,603		6		1		(7)
KT-DSC Creative Economy Youth Start-up Investment Fund		86,739		100		2		(1,269)
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		157,879		114,060		—		(86)
LS Marine Solution Co., Ltd.		158,197		41,382		13,676		(1,867)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(in millions of Korean won)	December 31, 2023				March 31, 2023
	Assets		Liabilities		Operating revenue		Profit (loss) for the period
KIF Investment Fund	~~W~~	531,163	~~W~~	—	~~W~~	—	~~W~~	160
K Bank Inc		21,410,602		19,545,592		220,259		10,376
HD Hyundai Robotics Co., Ltd.		386,292		116,332		30,887		(1,722)
Megazone Cloud Corporation		1,142,383		546,766		321,091		(3,021)
IGIS No. 468-1 General Private Real Estate Investment Company		52,616		11		1		(7)
KT-DSC Creative Economy Youth Start-up Investment Fund		88,010		101		1,345		1,257
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		151,459		107,553		—		(141)
LS Marine Solution Co., Ltd.		147,074		24,113		8,579		1,668

(4)

Due to discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ~~W~~ 85 million for the three-month period March 31, 2024 (three-month period ended March 31, 2023: ~~W~~ 243 million). The unrecognized accumulated comprehensive loss of associates and joint ventures as of March 31, 2024 is ~~W~~ 10,833 million (December 31, 2023: ~~W~~ 10,748 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

11	Trade and Other Payables

(1)	Details of trade and other payables as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	March 31, 2024		December 31, 2023
Current liabilities
Trade payables	~~W~~	1,261,565	~~W~~	1,297,752
Other payables		7,020,882		6,757,170

Total	~~W~~	8,282,447	~~W~~	8,054,922

Non-current liabilities
Trade payables	~~W~~	2,439	~~W~~	3,202
Other payables		551,653		816,356

Total	~~W~~	554,092	~~W~~	819,558

(2)	Details of other payables as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	March 31, 2024		December 31, 2023
Non-trade payables [1]	~~W~~	5,105,198	~~W~~	5,207,165
Accrued expenses		1,331,728		1,267,700
Operating deposits		915,597		880,810
Others		220,012		217,851
Less: non-current		(551,653)		(816,356)

Current	~~W~~	7,020,882	~~W~~	6,757,170

[1]	As of March 31, 2024, credit sale liabilities amounting to ~~W~~ 2,253,735 million (December 31, 2023: ~~W~~ 2,314,077 million) held by BC Card Co., Ltd. (a subsidiary of the Group) are included.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

12	Borrowings

(1)	Details of borrowings as of March 31, 2024 and December 31, 2023, are as follows:

1)	Debentures

(in millions of Korean won and foreign currencies in thousands)			March 31, 2024				December 31, 2023
Type	Maturity	Annual interest rates	Foreign currency		Korean won		Foreign currency		Korean won
MTNP notes [1]	Sep. 07, 2034	6.500%	USD	100,000	~~W~~	134,680	USD	100,000	~~W~~	128,940
MTNP notes	Jul. 18, 2026	2.500%	USD	400,000		538,720	USD	400,000		515,760
MTNP notes	Jul. 19, 2024	0.330%	JPY	400,000		3,558	JPY	400,000		3,651
MTNP notes	Sep. 01. 2025	1.000%	USD	400,000		538,720	USD	400,000		515,760
FR notes [2]	Nov. 01, 2024	Compounded SOFR+1.210%	USD	350,000		471,380	USD	350,000		451,290
MTNP notes	Jan. 21, 2027	1.375%	USD	300,000		404,040	USD	300,000		386,820
MTNP notes	Aug. 08, 2025	4.000%	USD	500,000		673,400	USD	500,000		644,700
The 183-3rd Public bond	Dec. 22, 2031	4.270%		—		160,000		—		160,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%		—		100,000		—		100,000
The 186-3rd Public bond	Jun. 26, 2024	3.418%		—		110,000		—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%		—		100,000		—		100,000
The 187-3rd Public bond	Sep. 02, 2024	3.314%		—		170,000		—		170,000
The 187-4th Public bond	Sep. 02, 2034	3.546%		—		100,000		—		100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%		—		240,000		—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%		—		50,000		—		50,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%		—		100,000		—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%		—		70,000		—		70,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%		—		170,000		—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%		—		70,000		—		70,000
The 191-2nd Public bond	Jan. 15, 2024	—		—		—		—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%		—		110,000		—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%		—		90,000		—		90,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%		—		100,000		—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%		—		50,000		—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%		—		110,000		—		110,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%		—		70,000		—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%		—		20,000		—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%		—		60,000		—		60,000
The 194-1st Public bond	Jan. 26, 2024	—		—		—		—		130,000
The 194-2nd Public bond	Jan. 27, 2026	1.452%		—		140,000		—		140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%		—		50,000		—		50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%		—		80,000		—		80,000
The 195-1st Public bond	Jun. 10, 2024	1.387%		—		180,000		—		180,000
The 195-2nd Public bond	Jun. 10, 2026	1.806%		—		80,000		—		80,000
The 195-3rd Public bond	Jun. 10, 2031	2.168%		—		40,000		—		40,000
The 196-1st Public bond	Jan. 27, 2025	2.596%		—		270,000		—		270,000

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(in millions of Korean won and foreign currencies in thousands)			March 31, 2024		December 31, 2023
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 196-2nd Public bond	Jan. 27, 2027	2.637%	—	100,000	—	100,000
The 196-3rd Public bond	Jan. 27, 2032	2.741%	—	30,000	—	30,000
The 197-1st Public bond	Jun. 27, 2025	4.191%	—	280,000	—	280,000
The 197-2nd Public bond	Jun. 29, 2027	4.188%	—	120,000	—	120,000
The 198-1st Public bond	Jan. 10, 2025	3.847%	—	70,000	—	70,000
The 198-2nd Public bond	Jan. 12, 2026	3.869%	—	150,000	—	150,000
The 198-3rd Public bond	Jan. 12, 2028	3.971%	—	80,000	—	80,000
The 199-1st Public bond	Jul. 11, 2025	4.028%	—	85,000	—	85,000
The 199-2nd Public bond	Jul. 10, 2026	4.146%	—	160,000	—	160,000
The 199-3rd Public bond	Jul. 12, 2028	4.221%	—	155,000	—	155,000
The 200-1st Public bond	Feb. 27, 2026	3.552%	—	120,000	—	—
The 200-2nd Public bond	Feb. 26, 2027	3.608%	—	200,000	—	—
The 200-3rd Public bond	Feb. 27, 2029	3.548%	—	80,000	—	—
The 18-1st unsecured bond	Jul. 02, 2024	1.844%	—	100,000	—	100,000
The 18-2nd unsecured bond	Jul. 02, 2026	2.224%	—	50,000	—	50,000
The 149-1st Won-denominated unsecured bond	Mar. 08, 2024	—	—	—	—	70,000
The 149-2nd Won-denominated unsecured bond	Mar. 10, 2026	1.756%	—	30,000	—	30,000
The 150-2nd Won-denominated unsecured bond	Apr. 08, 2024	1.462%	—	30,000	—	30,000
The 151-2nd Won-denominated unsecured bond	May 14, 2024	1.432%	—	40,000	—	40,000
The 152-1st Won-denominated unsecured bond	Aug. 30, 2024	1.813%	—	80,000	—	80,000
The 152-2nd Won-denominated unsecured bond	Aug. 28, 2026	1.982%	—	20,000	—	20,000
The 153-2nd Won-denominated unsecured bond	Nov. 11, 2024	2.425%	—	70,000	—	70,000
The 154th Won-denominated unsecured bond	Jan. 23, 2025	2.511%	—	40,000	—	40,000
The 155-1st Won-denominated unsecured bond	Feb. 29, 2024	—	—	—	—	50,000
The 155-2nd Won-denominated unsecured bond	Sep. 02, 2024	2.745%	—	20,000	—	20,000
The 155-3rd Won-denominated unsecured bond	Feb. 28, 2025	2.880%	—	20,000	—	20,000
The 156-1st Won-denominated unsecured bond [3]	Mar. 25, 2025	5Y CMS+0.404%	—	60,000	—	60,000
The 156-2nd Won-denominated unsecured bond [3]	Mar. 25, 2032	10Y CMS+0.965%	—	40,000	—	40,000
The 158th Won-denominated unsecured bond	Jan. 27, 2025	4.421%	—	50,000	—	50,000
The 159-1st Won-denominated unsecured bond	Aug. 09, 2024	4.267%	—	30,000	—	30,000
The 159-2nd Won-denominated unsecured bond	Aug. 11, 2027	4.505%	—	30,000	—	30,000

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(in millions of Korean won and foreign currencies in thousands)			March 31, 2024		December 31, 2023
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 160-1st Won-denominated unsecured bond	Jun. 14, 2024	5.615%	—	20,000	—	20,000
The 160-2nd Won-denominated unsecured bond	Dec. 13, 2024	5.667%	—	20,000	—	20,000
The 160-3rd Won-denominated unsecured bond	Dec. 12, 2025	5.769%	—	30,000	—	30,000
The 161-1st Won-denominated unsecured bond	Jun. 21, 2024	5.527%	—	10,000	—	10,000
The 161-2nd Won-denominated unsecured bond	Dec. 20, 2024	5.557%	—	20,000	—	20,000
The 161-3rd Won-denominated unsecured bond	Jun. 20, 2025	5.594%	—	30,000	—	30,000
The 161-4th Won-denominated unsecured bond	Dec. 22, 2025	5.615%	—	10,000	—	10,000
The 162-2nd Won-denominated unsecured bond	Jan. 26, 2024	—	—	—	—	40,000
The 162-3rd Won-denominated unsecured bond	Apr. 26, 2024	5.080%	—	10,000	—	10,000
The 163-1st Won-denominated unsecured bond	Feb. 20, 2026	4.059%	—	20,000	—	20,000
The 163-2nd Won-denominated unsecured bond	Feb. 22, 2028	4.311%	—	80,000	—	80,000
The 164-1st Won-denominated unsecured bond	Apr. 12, 2024	3.778%	—	10,000	—	10,000
The 164-2nd Won-denominated unsecured bond	Oct. 24, 2024	3.821%	—	30,000	—	30,000
The 164-3rd Won-denominated unsecured bond	Apr. 14, 2028	4.220%	—	30,000	—	30,000
The 165-1st Won-denominated unsecured bond	May. 09, 2025	3.870%	—	30,000	—	30,000
The 165-2nd Won-denominated unsecured bond	Nov. 09, 2026	3.932%	—	10,000	—	10,000
The 165-3rd Won-denominated unsecured bond	May. 07, 2027	3.972%	—	30,000	—	30,000
The 166-1st Won-denominated unsecured bond	Nov. 22. 2024	4.205%	—	20,000	—	20,000
The 166-2nd Won-denominated unsecured bond	Apr. 22. 2025	4.310%	—	40,000	—	40,000
The 166-3rd Won-denominated unsecured bond	May. 21. 2025	4.332%	—	10,000	—	10,000
The 166-4th Won-denominated unsecured bond	May. 22. 2025	4.332%	—	40,000	—	40,000
The 167-1st Won-denominated unsecured bond	Dec. 20. 2024	3.865%	—	30,000	—	30,000
The 167-2nd Won-denominated unsecured bond	Jan. 22. 2025	3.864%	—	50,000	—	50,000
The 167-3rd Won-denominated unsecured bond	Feb. 21. 2025	3.864%	—	10,000	—	10,000
The 167-4th Won-denominated unsecured bond	Dec. 22. 2025	3.858%	—	10,000	—	10,000

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(in millions of Korean won and foreign currencies in thousands)			March 31, 2024			December 31, 2023
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 168-1st Won-denominated unsecured bond	Jun. 05. 2025	3.687%	—		40,000	—		—
The 168-2nd Won-denominated unsecured bond	Aug. 06. 2025	3.703%	—		70,000	—		—
The 168-3rd Won-denominated unsecured bond	Oct. 02. 2025	3.724%	—		40,000	—		—

Subtotal					8,744,498			8,446,921

Less: Current portion					(2,384,214)			(1,924,523)

Discount on bonds					(19,368)			(19,248)

Total				~~W~~	6,340,916		~~W~~	6,503,150

[1]

As of March 31, 2024, the Controlling Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTNP has been terminated since 2007.

[2]

The Daily SOFR is approximately 5.340% as of March 31, 2024. Due to the suspension of LIBOR calculation (After June 30, 2023), the Company changed the alternative indicator interest rate to Compound SOFR+1.210%.

[3]	The CMS (5Y) and CMS (10Y) is approximately 3.258% and 3.255%, respectively as of March 31, 2024.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

2)	Convertible bonds

(in millions of Korean won)
Type	Issuance Date	Maturity	Annual interest Rate	March 31, 2024		December 31, 2023
The 1st CB (Private) [1]	Jun. 5, 2020	Jun. 5, 2025	[2]	~~W~~	8,000	~~W~~	8,000
Redemption premium					2,267		2,267
Conversion rights adjustment					(1,521)		(1,811)

Subtotal					8,746		8,456
Current portion					(8,746)		(8,456)

Total				~~W~~	—	~~W~~	—

[1]	Common shares of Storywiz are subject to conversion (appraisal period: June 5, 2021~May 4, 2025).
[2]	Nominal interest rate and maturity yield is approximately 0% and 5%, respectively, and will be settled on maturity.

3)	Borrowings

a.	Short-term borrowings

(in millions of Korean won)
Type	Financial institution	Annual interest rates	March 31, 2024				December 31, 2023
			Foreign currency		Korean won		Foreign currency		Korean won
Operational	Shinhan Bank	4.480%~6.520%		—	~~W~~	151,820		—	~~W~~	151,500
		4.480%~5.380%		—		92,000		—		70,000
	Woori Bank	—		—		—		—		20,000
	Korea Development Bank	4.790%~6.060%		—		49,000		—		34,900
	Industrial Bank of Korea	4.862%		—		6,000		—		6,000
	Hana Bank	—		—		—		—		4,800
	KB SECURITIES	4.230%		—		20,000		—		69,635
	HSBC[1]	Compounded SOFR +2.100%	USD	26,950		36,317	USD	23,600		30,450
	NongHyup Bank [2]	KORIBOR(1M)+1.230%		—		4,000		—		8,500
	Korea Investment	4.230%		—		30,000		—		30,000

Total					~~W~~	389,137			~~W~~	425,785

[1]	The Daily SOFR is approximately 5.340% as of March 31, 2024.
[2]	The KORIBOR(1M) is approximately 3.550% as of March 31, 2024.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

b.	Long-term borrowings

(in millions of Korean won and thousands of foreign currencies)			March 31, 2024				December 31, 2023
Financial institution	Type	Annual interest rates	Foreign currency		Korean won		Foreign currency		Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	1.00%		—	~~W~~	1,234		—	~~W~~	1,480
CA-CIB	General loans	3.380%		—		100,000		—		200,000
JPM	General loans	2.700%		—		100,000		—		200,000
DBS	General loans	4.079%		—		100,000		—		100,000
Shinhan Bank	General loans[2]	Term SOFR(3M)+1.700%	USD	8,910		12,000	USD	8,910		11,489
	General loans	1.900%~3.200%	USD	31,472		42,392	USD	31,472		40,655
	General loans [3]	4.490%		—		62,398		—		62,398
	General loans [2]	Term SOFR(3M)+1.600%	USD	21,127		28,454	USD	21,127		27,241
	General loans [2]	Term SOFR(3M)+1.940%	USD	35,000		47,138	USD	35,000		45,129
	General loans [2]	CD(91D)+1.800%		—		16,900		—		16,900
Woori Bank	General loans [2]	EURIBOR(3M)+0.900%	EUR	7,700		11,188	EUR	7,700		10,985
	General loans	3.320%~5.390%		—		41,526		—		41,526
Hi Investment & Securities	CP	2.302%		—		93,570		—		92,994
Bookook Investment	CP	3.490%~3.603%		—		19,710		—		19,525
Korea Investment	CP	3.622%		—		76,668		—		75,928
Korea Development Bank	General loans	3.000%~4.870%		—		37,000		—		137,000
NH Jayang	PF loans [2]	CD(91D)+1.150%		—		41,433		—		53,033
Kyobo Life Insurance	PF loans [2]	CD(91D)+1.150%~ CD(91D)+3.450%		—		74,145		—		84,586
Standard Chartered Bank Korea	PF loans [2]	CD(91D)+1.150%~ CD(91D)+3.450%		—		49,430		—		56,390
	General loans [2]	CD(91D)+0.750%		—		32,000		—		32,000
Samsung Life Insurance	PF loans	1.860%~4.160%		—		41,191		—		46,992

Subtotal						1,028,377				1,356,251
Less: Current portion						(756,474)				(699,800)

					~~W~~	271,903			~~W~~	656,451

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.
[2]	EURIBOR (3M), Term SOFR (3M) and CD (91D) are approximately 3.892%, 5.298%, 3.640% respectively, as of March 31, 2024.
[3]	The general loans are repayable in installments over 4 years after a three-year grace period.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(2)	Repayment schedule of the Group’s debentures and borrowings including the portion of current liabilities as of March 31, 2024, is as follows:

(in millions of Korean won)
	Bonds						Borrowings						Total
	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub- total
Apr. 1, 2024 ~ Mar. 31, 2025	~~W~~	1,918,000	~~W~~	474,938	~~W~~	2,392,938	~~W~~	980,123	~~W~~	165,487	~~W~~	1,145,610	~~W~~	3,538,548
Apr. 1, 2025 ~ Mar. 31, 2026		1,345,000		1,212,120		2,557,120		84,962		12,000		96,962		2,654,082
Apr. 1, 2026 ~ Mar. 31, 2027		620,000		942,760		1,562,760		109,417		—		109,417		1,672,177
Apr. 1, 2027 ~ Mar. 31, 2028		510,000		—		510,000		15,600		—		15,600		525,600
After Apr. 1, 2028		1,595,000		134,680		1,729,680		49,925		—		49,925		1,779,605

Total	~~W~~	5,988,000	~~W~~	2,764,498	~~W~~	8,752,498	~~W~~	1,240,027	~~W~~	177,487	~~W~~	1,417,514	~~W~~	10,170,012

13	Provisions

Changes in provisions the three-month periods ended March 31, 2024 and 2023, are as follows:

	2024
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	29,707	~~W~~	133,159	~~W~~	59,357	~~W~~	222,223
Increase		—		226		2,135		2,361
Usage		(2,145)		(301)		(2,075)		(4,521)
Reversal		(3,009)		(355)		(463)		(3,827)

Ending balance	~~W~~	24,553	~~W~~	132,729	~~W~~	58,954	~~W~~	216,236

Less: Current	~~W~~	(24,498)	~~W~~	(25,222)	~~W~~	(58,855)	~~W~~	(108,575)
Non-current		55		107,507		99		107,661

	2023
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	36,329	~~W~~	108,962	~~W~~	55,075	~~W~~	200,366
Increase (transfer)		40		7,817		2,258		10,115
Usage		(64)		(253)		(842)		(1,159)
Reversal		—		(382)		(1,088)		(1,470)
Others		—		(445)		445		—

Ending balance	~~W~~	36,305	~~W~~	115,699	~~W~~	55,848	~~W~~	207,852

Less: Current	~~W~~	(34,730)	~~W~~	(18,825)	~~W~~	(55,286)	~~W~~	(108,841)
Non-current		1,575		96,874		562		99,011

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

14	Net Defined Benefit Liabilities (Assets)

(1)	The amounts recognized in the statements of financial position as of March 31, 2024 and December 31, 2023, are determined as follows:

(in millions of Korean won)	March 31, 2024		December 31, 2023
Present value of defined benefit obligations	~~W~~	2,408,548	~~W~~	2,365,793
Fair value of plan assets		(2,448,021)		(2,462,925)

Liabilities	~~W~~	68,322	~~W~~	63,616

Assets	~~W~~	107,795	~~W~~	160,748

(2)	Changes in the defined benefit obligations for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Beginning	~~W~~	2,365,793	~~W~~	2,218,655
Current service cost		55,015		52,470
Interest expense		20,948		24,625
Benefit paid		(35,330)		(30,235)
Remeasurements:		2,141		8,425
Changes in scope of consolidation		—		427
Others		(19)		539

Ending	~~W~~	2,408,548	~~W~~	2,274,906

(3)	Changes in the fair value of plan assets for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Beginning	~~W~~	2,462,925	~~W~~	2,478,143
Interest income		22,766		28,599
Remeasurements on plan assets:		879		2,373
Employer contributions		—		524
Benefits paid		(39,293)		(26,179)
Changes in scope of consolidation		—		340
Others		744		(504)

Ending	~~W~~	2,448,021	~~W~~	2,483,296

(4)	Amounts recognized in the consolidated statement of profit or loss for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Current service cost	~~W~~	55,015	~~W~~	52,470
Net interest expense		(1,818)		(3,974)
Transfer out		(3,710)		(3,022)

Total expenses	~~W~~	49,487	~~W~~	45,474

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

15	Commitments and Contingencies

(1)	As of March 31, 2024, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Limit	Used amount
Bank overdraft	Kookmin Bank and others	374,000	—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	37,700	1,234
Economic Cooperation Business Insurance	Export-Import Bank of Korea	3,240	1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others	545,350	33,270
Plus electronic notes payable	Industrial Bank of Korea	50,000	833
Working capital loan	Korea Development Bank and others	1,458,000	146,900
	Shinhan Bank	USD 76,509	USD 76,509
	Woori Bank	EUR 7,700	EUR 7,700
Facility loans	Shinhan Bank and others	824,000	295,123
Derivatives transaction limit	Korea Development Bank and others	USD 1,970,000	USD 1,970,000
	Citi Bank	JPY 400,000	JPY 400,000
	KRW	3,292,290	479,092
	USD	2,046,509	2,046,509
Total	EUR	7,700	7,700
	JPY	400,000	400,000

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(2)	As of March 31, 2024, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Limit

Hana Bank	Guarantee for payment in Korean currency	4,000
	Comprehensive credit line and others	3,100
	Guarantee for payment in foreign currency	USD 59
	Comprehensive credit line and others	USD 10,300
Kookmin Bank	Guarantee for payment in foreign currency	USD 3,186
Shinhan Bank	Guarantee for payment in foreign currency and others	USD 89,516
	Corporate card issuance guarantee	VND 222,914
Woori Bank	Guarantee for payment in Korean currency	5,200
	Guarantee for payment in foreign currency	USD 7,000
Korea Development Bank	Refund guarantee for advances received	USD 6,811
HSBC	Guarantees for depositions	USD 810
Seoul Guarantee Insurance Company	Performance guarantee and others	394,225
Korea Software Financial Cooperative	Performance guarantee and others	1,519,490
Korea Specialty Contractor Financial Cooperative	Performance guarantee and others	135
Korea Housing Finance Corporation	Performance guarantee and others	44,000
Korea Housing & Urban Guarantee Corporation[1]	Performance guarantee and others	691,530
Information & Communication Financial Cooperative	Performance guarantee and others	82,122

Total	KRW	2,743,802
	USD	117,682
	VND	222,914

[1]	Inventory assets(~~W~~ 282,960 million) and investment properties(~~W~~ 291,186 million) are provided as collateral with commitment respectively, as of March 31, 2024.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(3)	As of March 31, 2024, guarantees provided by the Group to third parties are as follows:

(in millions of Korean won)
	Subject to payment guarantees	Creditor	Limit	Used amount	Period

KT Estate Inc	Wonju Bando U-bora Mark Bridge Buyer	Hana Bank	103,000	69,059	Aug. 5, 2022 ~ Feb. 28, 2025
Next Connect PFV	The Use Fee According to the Permission to Use State-Owned Property	Seoul Regional Postal Office	111	—	Mar. 1, 2024 ~ Feb. 28, 2029
KT Engineering Co., Ltd.[1]	Gasan Solar Power Plant Inc.	Shinhan Bank	4,700	280	Jan. 7, 2010 ~ Jan. 8, 2025
KT Alpha Co., Ltd.	Cash payers	T-commerce cash payers	821	—	Apr. 14, 2023 ~ Apr. 12, 2024
Nasmedia Co., Ltd.	Stockholders Association Members	Korea Securities Finance Corp	788	260	—

[1]	KT Engineering Co., Ltd., a subsidiary of the Group, is subject to payment, depending on the reimbursement of principal debtor.

(4)

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd., a subsidiary, to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As of March 31, 2024, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 509 million.

(5)

For the three-month period March 31, 2024, the Group entered into agreements with the Securitization Specialty Companies (2024: First 5G 73th Securitization Specialty Co., Ltd., 2023: First 5G 67st to 72th Securitization Specialty Co., Ltd.) and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement, the Group will receive asset management fees upon liquidation of the securitization specialty company.

(6)

As of March 31, 2024, the Group is a defendant in 184 lawsuits with the total claimed amount of ~~W~~ 171,761 million (2023: ~~W~~ 167,834 million). As of March 31, 2024, litigation provisions of ~~W~~ 24,553 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated as of March 31, 2024 (Note 13).

(7)

Under the agreement of bond issuance and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

(8)	As of March 31, 2024, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(9)	As of March 31, 2024, contract amount of property and equipment acquisition agreement made but not yet recognized amounts to ~~W~~ 419,901 million (2023: ~~W~~ 489,231 million).

(10)	As of March 31, 2024, there are derivatives generated by the Group granting Drag-Along Right to financial investors participating in paid-in capital increase of K Bank Inc. (Note 6).

(11)

The Group has entered into an agreement with a transferor participated in share transfer agreement of MILLE Co., Ltd. As per the conditions of the agreement, the founding shareholders and others can exercise a put option for the ordinary shares it owns, and this was exercised during the period ended March 31, 2024 (Note 6).

(12)

The Group entered into an agreement with financial investors of Epsilon Global Communications Pte. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, financial investors may exercise Tag-Along Right, Drag-Along Right and the right to sell shares for the convertible preferred shares it owns (Note 6).

(13)

The Group has an obligation for additional contributions as per agreement to Future Innovation Private Equity Fund No.3 and others. As of March 31, 2024, remaining amount of ~~W~~ 4,132 million, USD 37,850 thousand and JPY 320,000 thousand will be invested through the Capital Call method in the future.

(14)

The Group has the amount of ~~W~~ 201,615 million (40%) of joint responsibility obligation and ~~W~~ 302,423 million (60%) of obligation to provide financial support as a construction investor during the construction period with respect to K Defense Co., Ltd. established in accordance with the Private Investment Act on Social Infrastructure. During the operating period, the Group has the amount of ~~W~~ 438,312 million (100%) of obligation to provide financial support as an operating investor.

(15)

The Group entered into a stock sale contract with HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY. If a certain period of time has elapsed from the date of the contract and the acquired stocks are to be disposed to a third party, HYUNDAI MOBIS and HYUND AI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority.

(16)

The Group entered into an agreement with LS Cable & System Ltd., which participated in the stock acquisition contract of LS Marine Solution Co., Ltd. As per the agreement, the Group may exercise a put-option to LS Cable & System Ltd in the future (Note 6).

(17)

During the prior period, the Group entered into an agreement with equity investors which participated in the stock acquisition contract of kt cloud Co., Ltd., Under the agreement, in specific occasion, equity investors may exercise a Tag-along or put-option to the Group in the future.

(18)	The Group has the obligation of paying Minimum Guarantee as utilizing product bundling of Tving Co.,Ltd. and the right to be paid certain proportion of the excess as per agreement.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

16	Leases

Information of leases in which the Group is a lessee is as follows. Information when the Group is a lessor is described in Note 9.

(1)	Amounts recognized in the consolidated statement of financial position

The consolidated statements of financial position shows the following amounts relating to leases:

(in millions of Korean won)	March 31, 2024		December 31, 2023
Right-of-use assets
Property and building	~~W~~	995,075	~~W~~	1,019,537
Machinery and communication line facilities		78,042		89,150
Others		189,923		196,276

	~~W~~	1,263,040	~~W~~	1,304,963

(in millions of Korean won)	March 31, 2024		December 31, 2023
Lease liabilities[1]
Current	~~W~~	355,626	~~W~~	307,868
Non-current		768,085		872,042

	~~W~~	1,123,711	~~W~~	1,179,910

[1]	Included in the line item ‘other current liabilities and other non-current liabilities’ in the consolidated statements of financial position (Note 8).

Right-of-use assets related to leases increased by ~~W~~ 46,479 million and ~~W~~ 86,933 million for the three-month periods ended March 31, 2024 and 2023, respectively.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(2)	Amounts recognized in the consolidated statement of profit or loss

The consolidated statement of profit or loss relating to leases for the three-month periods March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Depreciation of right-of-use assets
Property and building	~~W~~	74,733	~~W~~	74,998
Machinery and communication line facilities		6,551		6,864
Others		21,622		17,567

	~~W~~	102,906	~~W~~	99,429

Interest expense relating to lease liabilities		12,969		12,986
Expense relating to short-term leases		2,144		2,265
Expense relating to leases of low-value assets that are not short-term leases		5,132		6,201
Expense relating to variable lease payments not included in lease liabilities		4,576		1,991

Total cash outflow from leases was ~~W~~ 121,034 million and ~~W~~ 109,182 million during three-month periods ended March 31, 2024 and 2023, respectively.

17	Retained Earnings

Details of retained earnings as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	March 31, 2024		December 31, 2023
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		8,927,862		9,060,819

Total	~~W~~	14,361,473	~~W~~	14,494,430

[1]

The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends but may be transferred to share capital with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Controlling Company’s majority shareholders.

[2]

The reserves of research and development of human resources in other surplus reserves are separately accumulated on disposal of retained earnings on tax filing adjustments when calculating income taxes in accordance with regulations of Tax Reduction and Exemption Control Act of Korea. Reversal of the reserves according to the relevant tax law can be paid out as dividends.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

18	Other Components of Equity

(1)	The Group’s other components of equity, as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	March 31, 2024		December 31, 2023
Treasury stock	~~W~~	(398,075)	~~W~~	(398,075)
Gain or loss on disposal of treasury stock		3,220		3,220
Share-based compensation		10,612		8,773
Equity transactions within consolidated entities [1]		(413,189)		(416,336)

Total	~~W~~	(797,432)	~~W~~	(802,418)

[1]	Profit or loss incurred from transactions with non-controlling interest and investment difference incurred from change in proportion of subsidiaries are included.

(2)	As of March 31, 2024 and December 31, 2023, the details of treasury stock, are as follows:

	March 31, 2024		December 31, 2023
Number of shares (in shares)		11,447,338		11,447,338
Amount (in millions of Korean won)	~~W~~	398,075	~~W~~	398,075

Treasury stocks held as of March 31, 2024, are expected to be used for stock compensation for the Group’s directors, employees, and other purposes.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

19	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

(1)	The Group has recognized the following amounts relating to revenue in the statement of profit or loss:

(in millions of Korean won)	2024		2023
Revenue from contracts with customers	~~W~~	6,597,842	~~W~~	6,389,341
Revenue from other sources		56,732		54,335

Total	~~W~~	6,654,574	~~W~~	6,443,676

(2)	Operating revenues for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Services	~~W~~	5,722,650	~~W~~	5,597,539
Sales of goods		931,924		846,137

Total	~~W~~	6,654,574	~~W~~	6,443,676

Revenue from providing services are recognized over time, and sales of goods are recognized at a point in time. Revenues from construction commitments included in sales of goods are recognized using the percentage of completion method.

(3)	Contract assets and liabilities recognized in relation to the revenues from contracts with customers, are as follows:

(in millions of Korean won)	March 31, 2024		December 31, 2023
Contract assets [1]	~~W~~	1,129,067	~~W~~	1,130,745
Contract liabilities [1]		307,572		311,023
Deferred revenue [2]		83,911		81,067

[1]

The Group recognized contract assets of ~~W~~ 300,522 million and contract liabilities of ~~W~~ 19,551 million for long-term construction contract as of March 31, 2024 (2023: contract assets of ~~W~~ 308,821 million and contract liabilities of ~~W~~ 32,274 million). The Group recognizes contract assets as trade receivables and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grant is excluded.

(4)	The contract costs recognized as assets are as follows:

(in millions of Korean won)	March 31, 2024		December 31, 2023
Incremental costs of obtaining a contract	~~W~~	1,643,503	~~W~~	1,656,711
Cost of contract performance		70,746		70,757

Total	~~W~~	1,714,249	~~W~~	1,727,468

As of March 31, 2024, the Group recognized contract assets in the amount of ~~W~~ 431,034 million as operating expenses (March 31, 2023: ~~W~~ 446,301 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(5)	For the three-month periods ended March 31, 2024 and 2023, revenue recognized from carried-forward contract liabilities and deferred revenue from prior year, is as follows:

(in millions of Korean won)	2024		2023
Revenue recognized that was included in the contract liabilities balance at the beginning of the year
Allocation of the transaction price	~~W~~	68,560	~~W~~	74,996
Deferred revenue of joining/installment fee		11,869		12,192

Total	~~W~~	80,429	~~W~~	87,188

20	Operating Expenses

(1)	Operating expenses for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Employee Benefit Cost	~~W~~	1,100,923	~~W~~	1,069,081
Depreciation		703,836		671,532
Depreciation of right-of-use assets		102,906		99,429
Amortization of intangible assets		166,943		158,482
Commissions		353,008		302,405
Interconnection charges		109,926		111,238
International interconnection fees		36,860		47,774
Purchase of inventories		892,357		954,938
Changes of inventories		13,124		(70,391)
Sales promotion and sales commission		566,370		564,608
Service costs		562,041		545,332
Utilities		134,371		103,317
Taxes and dues		65,291		65,214
Rent		37,138		39,750
Insurance premiums		18,137		17,843
Installation fees		37,831		53,300
Advertising expenses		32,055		35,315
R&D expenses		51,034		42,835
Card service costs		741,902		758,862
Others		422,021		386,707

Total	~~W~~	6,148,074	~~W~~	5,957,571

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(2)	Details of employee benefits for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Short-term employee benefits	~~W~~	1,019,719	~~W~~	994,872
Post-employment benefits (defined benefits)		49,487		45,474
Post-employment benefits (defined contributions)		21,529		21,514
Share-based compensation		2,919		2,921
Others		7,269		4,300

Total	~~W~~	1,100,923	~~W~~	1,069,081

21	Other Income and Other Expenses

(1)	Other income for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Gain on disposal of property and equipment and investment properties	~~W~~	17,317	~~W~~	7,610
Gain on disposal of intangible assets		112		300
Gain on disposal of right-of-use assets		291		365
Compensation on property and equipment		30,085		32,012
Gain on government subsidies		9,351		9,402
Gain on disposal of investments in associates		—		3,174
Others		15,682		16,123

Total	~~W~~	72,838	~~W~~	68,986

(2)	Other expenses for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Loss on disposal of property and equipment	~~W~~	15,644	~~W~~	12,775
Loss on disposal of intangible assets		6,095		570
Loss on disposal of right-of-use assets		294		230
Donations		3,753		16,850
Other allowance for bad debts		9,905		4,011
Others		34,681		25,801

Total	~~W~~	70,372	~~W~~	60,237

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

22	Finance Income and Costs

(1)	Details of finance income for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Interest income	~~W~~	77,747	~~W~~	68,194
Gain on foreign currency transactions		2,797		4,943
Gain on foreign currency translation		4,443		5,569
Gain on derivative transactions		—		1,612
Gain on valuation of derivatives		129,544		90,457
Gain on dividends		31,046		1,288
Others		4,699		1,271

Total	~~W~~	250,276	~~W~~	173,334

(2)	Details of finance costs for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Interest expenses	~~W~~	103,824	~~W~~	78,707
Loss on foreign currency transactions		2,246		7,419
Loss on foreign currency translation		129,538		103,048
Loss on valuation of derivatives		93		15,965
Loss on disposal of trade receivables		362		4,936
Loss on valuation of financial instruments		760		16,349
Others		3,669		357

Total	~~W~~	240,492	~~W~~	226,781

23	Income Tax Expense

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual income tax rate used for the year ending December 31, 2024 is 25.7%.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

24	Earnings per Share

Basic earnings per share from operations for the three-month periods endeds March 31, 2024 and 2023, is calculated as follows:

(1)	Basic Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to the ordinary shares by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares held by the Group as treasury stock.

	2024		2023
Profit attributable to ordinary shares of owners of the Controlling Company (in millions of Korean won)	~~W~~	375,274	~~W~~	296,334
Weighted average number of ordinary shares outstanding (in number of shares)		246,230,512		255,619,466
Basic earnings per share (in Korean won)	~~W~~	1,524	~~W~~	1,159

(2)	Diluted Earnings per Share

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding assuming that all dilutive potential ordinary shares are converted into ordinary shares. The Group has dilutive potential ordinary shares from convertible bonds, convertible preferred stock and other share-based payments:

	2024		2023
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	375,274	~~W~~	296,334
Adjusted net income attributable to ordinary shares (in millions of Korean won)		(99)		(123)

Diluted profit attributable to ordinary shares (in millions of Korean won)	~~W~~	375,175	~~W~~	296,211

Number of dilutive potential ordinary shares outstanding (in number of shares)		134,369		98,427
Weighted average number of ordinary shares outstanding (in number of shares)		246,364,881		255,717,893
Diluted earnings per share (in Korean won)	~~W~~	1,523	~~W~~	1,158

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the year by the sum of the number of ordinary shares and dilutive potential ordinary shares.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

25	Cash Generated from Operations

(1)	Cash flows from operating activities for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
1. Profit for the period	~~W~~	393,003	~~W~~	309,628
2. Adjustments for:
Income tax expense		135,985		127,974
Interest income [1]		(103,775)		(95,100)
Interest expense [1]		117,815		92,186
Dividend income [2]		(31,314)		(1,500)
Depreciation		715,130		683,696
Amortization of intangible assets		170,080		188,590
Depreciation of right-of-use assets		102,906		99,429
Provisions for severance benefits (defined benefits)		53,197		48,496
Allowance for bad debts		47,244		40,280
Share of net profit or loss of associates and joint ventures		(10,382)		3,828
Gain on disposal of associates and joint ventures		—		(3,174)
Loss (gain) on disposal of property, equipment and investment properties [3]		(1,673)		4,696
Impairment loss on property and equipment		—		522
Loss (gain) on disposal of right-of-use assets		3		(135)
Loss on disposal of intangible assets		5,983		270
Impairment loss on intangible assets		22		—
Loss on foreign currency translation		125,053		97,479
Gain on valuation of derivatives		(129,469)		(62,356)
Loss on disposal of financial assets at amortized cost		1		—
Gain on disposal of financial assets at fair value through profit or loss		(4,465)		(1,410)
Loss (gain) on valuation of financial assets at fair value through profit or loss [4]		680		(8,563)
Others		51,655		55,818
3. Changes in operating assets and liabilities
Increase in trade receivables		(346,449)		(94,991)
Decrease in other receivables		144,246		700,595
Increase in other current assets		(135,478)		(115,551)
Decrease (increase) in other non-current assets		4,164		(3,521)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

Decrease (increase) in inventories		30,780		(77,442)
Decrease in trade payables		(77,085)		(17,062)
Decrease in other payables		(207,987)		(876,706)
Increase (decrease) in other current liabilities		103,833		(5,850)
Increase (decrease) in other non-current liabilities		1,158		(12,014)
Increase (decrease) in provisions		(1,448)		485
Decrease in deferred revenue		(567)		(327)
Decrease in plan assets		158,516		120,326
Payment of post-employment benefits (defined benefit)		(142,301)		(137,805)

4. Cash generated from operations (1+2+3)	~~W~~	1,169,061	~~W~~	1,060,791

[1]

Subsidiaries such as BC Card Co., Ltd. recognize interest income and expense as operating revenue and expense, respectively. Interest income of ~~W~~ 26,028 million (three-month period ended March 31, 2023: ~~W~~ 26,906 million) recognized as operating revenue and interest expense of ~~W~~ 13,653 million (three-month period ended March 31, 2023: ~~W~~13,479 million) recognized as operating expense, for the three-month period March 31, 2024, are included in the adjustment.

[2]

BC Card Co., Ltd. recognized dividend income as operating revenue. Dividend income of ~~W~~ 268 million that is recognized as operating revenue for the three-month period March 31, 2024 (three-month period ended March 31, 2023: ~~W~~ 270 million) is included in the adjustment.

[3]

Gain and loss on disposal of investment properties of KT Estate Inc. are presented as operating revenue and operating expense, respectively. Gain on disposal of investment properties amounting to ~~W~~ 469 million, recognized as operating revenue for the three-month period March 31, 2023, is included.

[4]

Subsidiaries such as KT Investment Co., Ltd. recognized gain and loss on valuation of financial assets at fair value through profit or loss as operating revenue and expense, respectively. Loss on valuation of financial assets at fair value through profit or loss of ~~W~~ 154 million (three-month period ended March 31, 2023: gain on valuation of financial assets at fair value through profit or loss of ~~W~~ 11,078 million) that is recognized as operating revenue and expense, for the three-month period March 31, 2024, is included in the adjustment.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(2)	Significant transactions not affecting cash flows for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Reclassification of current portion of borrowings	~~W~~	1,161,055	~~W~~	509,838
Reclassification of construction-in-progress to property and equipment		374,345		553,286
Reclassification of non-trade payable from property and equipment		(111,505)		(474,750)
Reclassification of non-trade payable from intangible assets		(279,767)		(260,389)
Reclassification of non-trade payables from net defined benefit liabilities		12,542		(12,977)
Increase in dividend payable		503,555		526,284

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

26	Changes in Liabilities Arising from Financing Activities

Details of changes in liabilities arising from financing activities, liabilities related to cashflow to be classified as future financing activities, for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	Three-month period ended March 31, 2024
	Beginning		Cash flows		Others
					Newly acquired		Changes in FX rate		Fair value changes		Others		Ending
Borrowing	~~W~~	10,218,165	~~W~~	(195,023)	~~W~~	—	~~W~~	122,762	~~W~~	—	~~W~~	5,486	~~W~~	10,151,390
Lease liabilities		1,179,909		(97,006)		79,897		—		238		(39,327)		1,123,711
Derivative liabilities		24,547		—		—		93		394		(22,417)		2,617
Derivative assets		(159,211)		—		—		(113,078)		1,700		22,417		(248,172)

Total	~~W~~	11,263,410	~~W~~	(292,029)	~~W~~	79,897	~~W~~	9,777	~~W~~	2,332	~~W~~	(33,841)	~~W~~	11,029,546

(in millions of Korean won)	Three-month period ended March 31, 2023
	Beginning		Cash flows		Others
					Newly acquired		Changes in FX rate		Fair value changes		Others		Ending
Borrowing	~~W~~	10,006,685	~~W~~	472,335	~~W~~	—	~~W~~	91,508	~~W~~	252	~~W~~	6,310	~~W~~	10,577,090
Lease liabilities		1,172,038		(89,366)		93,496		—		—		(20,448)		1,155,720
Derivative liabilities		33,555		—		—		(18,363)		1,172		—		16,364
Derivative assets		(190,830)		—		—		(68,361)		9,964		(258)		(249,485)

Total	~~W~~	11,021,448	~~W~~	382,969	~~W~~	93,496	~~W~~	4,784	~~W~~	11,388	~~W~~	(14,396)	~~W~~	11,499,689

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

27	Segment Information

(1)	The management of the Group determines the operating segments based on the reported information when establishing the business strategy.

Details	Business service
ICT	Mobile/fixed line telecommunication service and convergence business, B2B business and others
Finance	Credit card business
Satellite TV	Satellite TV business
Real estate	Residential building development and supply
Others	IT, facility security, global business, and others

(2)	Details of each segment for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024
	Operating revenues		Operating income		Depreciation and amortization [1]
ICT	~~W~~	4,694,828	~~W~~	393,773	~~W~~	805,302
Finance		873,917		32,698		8,494
Satellite TV		177,884		12,962		12,371
Real estate		134,823		17,804		18,180
Others		1,996,008		56,560		151,297

		7,877,460		513,797		995,644
Elimination		(1,222,886)		(7,297)		(21,959)

Consolidated amount	~~W~~	6,654,574	~~W~~	506,500	~~W~~	973,685

(in millions of Korean won)	2023
	Operating revenues		Operating income		Depreciation and amortization [1]
ICT	~~W~~	4,618,995	~~W~~	388,143	~~W~~	779,223
Finance		883,987		10,834		11,912
Satellite TV		178,679		16,304		13,708
Real estate		110,117		4,394		17,450
Others		1,833,872		60,113		134,803

		7,625,650		479,788		957,096
Elimination		(1,181,974)		6,317		(27,653)

Consolidated amount	~~W~~	6,443,676	~~W~~	486,105	~~W~~	929,443

[1]	Sum of the amortization of property and equipment, intangible assets, investment properties and right-of-use assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(3)	Operating revenues for the three-month periods ended March 31, 2024 and 2023, and non-current assets as of March 31, 2024 and December 31, 2023, by geographical regions, are as follows:

(in millions of Korean won)	Operating revenues				Non-current assets [1]
Location	2024		2023		March 31, 2024		December 31, 2023
Domestic	~~W~~	6,612,419	~~W~~	6,402,892	~~W~~	20,257,171	~~W~~	20,725,694
Overseas		42,155		40,784		184,374		183,344

Total	~~W~~	6,654,574	~~W~~	6,443,676	~~W~~	20,441,545	~~W~~	20,909,038

[1]	Sum of property and equipment, intangible assets, investment properties and right-of-use assets.

28	Related Party Transactions

(1)	The list of related party of the Group as of March 31, 2024, is as follows:

Relationship	Name of Entity
Associates and joint ventures	54 entities such as K Bank Inc., KIF Investment Fund, Megazone Cloud Corporation, and KIAMCO Data Center Development Real Estate General Private Placement Investment Blind Trusts

Others [1]	Goody Studio Co., Ltd., Rebellion Inc., Digital Pharm Co., Ltd., Mastern No.127 Logispoint Daegu Co., Ltd., KORAMKO No. 143 General Private Real Estate Investment Company

[1]	Despite the significant influence, treated as investment changes in FV under IFRS 9 instead of using equity method.

(2)	Outstanding balances of receivables and payables in relations to transactions with related parties as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)		March 31, 2024
		Receivables						Payables
		Trade receivables		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K Bank, Inc.	~~W~~	730	~~W~~	323,386	~~W~~	699	~~W~~	—	~~W~~	415	~~W~~	—
	Little Big Pictures		235		4,796		—		—		1		—
	K-Realty 11th Real Estate Investment Trust Company		50		1,283		—		—		—		6,082
	TeamFresh Corp.		533		1		—		5,396		1		—
	Others		1,823		1,434		—		94		3,426		—

	Total	~~W~~	3,371	~~W~~	330,900	~~W~~	699	~~W~~	5,490	~~W~~	3,843	~~W~~	6,082

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(in millions of Korean won)		December 31, 2023
		Receivables						Payables
		Trade receivables		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K Bank, Inc.	~~W~~	862	~~W~~	326,006	~~W~~	769	~~W~~	—	~~W~~	299	~~W~~	—
	Little Big Pictures		232		3,473		—		9		6		—
	K-Realty 11th Real Estate Investment Trust Company		110		1,283		—		—		—		6,732
	K-Realty No.3 Real Estate General Private Placement Investment Company		4,576		—		—		—		—		—
	Others		2,044		162		—		2,900		3,029		—

	Total	~~W~~	7,824	~~W~~	330,924	~~W~~	769	~~W~~	2,909	~~W~~	3,334	~~W~~	6,732

(3)	Significant transactions with related parties for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)		2024
		Sales				Purchases				Acquisition of right-of-use assets
Relationship	Name of Entity	Operating revenue		Other income		Operating expenses		Others[1]
Associates and joint ventures	K Bank, Inc.	~~W~~	6,397	~~W~~	—	~~W~~	4,862	~~W~~	—	~~W~~	—
	HD Hyundai Robotics Co., Ltd.		19		—		—		—		—
	K-Realty 11th Real Estate Investment Trust Company		9		50		932		—		14
	K-Realty No.3 Real Estate General Private Placement Investment Company		2,422		82		—		—		—
	Others		7,956		174		11,493		—		—
Others	Rebellions Co.,Ltd		5		—		—		430

	Total	~~W~~	16,808	~~W~~	306	~~W~~	17,287	~~W~~	430	~~W~~	14

[1]	Amounts include acquisition of property and equipment, and others.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(in millions of Korean won)		2023
		Sales				Purchases				Acquisition of right-of-use assets
Relationship	Name of Entity	Operating revenue		Other income		Operating expenses		Others[1]
Associates and joint ventures	K Bank, Inc.	~~W~~	5,754	~~W~~	592	~~W~~	2,744	~~W~~	—	~~W~~	—
	Hyundai Robotics Co., Ltd. [1]		22		—		182		—		—
	K-Realty 11th Real Estate Investment Trust Company		9		50		706		—		—
	K-Realty Qualified Private Real Estate Investment Trust No. 1		—		37		800		—		17,636
	Others [2]		2,837		210		9,746		86		—

	Total	~~W~~	8,622	~~W~~	889	~~W~~	14,178	~~W~~	86	~~W~~	17,636

[1]	Amounts include acquisition of property and equipment, and others.
[2]	Transactions with KD Living, Inc. before it was classified as subsidiary of the Group are included.

(in millions of Korean won)		2024						2023
		Finance income		Finance costs		Dividend Income		Finance income		Finance costs		Dividend income
Associates and joint ventures	K Bank, Inc.	~~W~~	2,726	~~W~~	—	~~W~~	—	~~W~~	1,169	~~W~~	—	~~W~~	—
	K-Realty 11th Real Estate Investment Trust Company		—		60		202		—		75		277
	Others [1]		—		—		287		—		—		1,626

	Total	~~W~~	2,726	~~W~~	60	~~W~~	489	~~W~~	1,169	~~W~~	75	~~W~~	1,903

[1]	Transactions with KD Living, Inc. before it was classified as subsidiary of the Group are included.

(4)	Key management compensation for the three-month periods ended March 31, 2024 and 2023, consists of:

(in millions of Korean won)	2024		2023
Salaries and other short-term benefits	~~W~~	406	~~W~~	401
Post-employment benefits		48		71
Share-based compensation		82		166

Total	~~W~~	536	~~W~~	638

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(5)	Fund transactions with related parties for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024
	Borrowing transactions[1]				Equity contributions in cash
	Borrowings		Repayments
Associates and joint ventures
IBK-KT Young Entrepreneurs MARS Investment Fund	~~W~~	—	~~W~~	—	~~W~~	5,000
K-Realty 11th Real Estate Investment Trust Company		—		320		—
Others		—		—		(400)
Others
Rebellions Co.,Ltd.		—		—		9,999

Total	~~W~~	—	~~W~~	320	~~W~~	14,599

[1]	Lease transactions are included in borrowing transactions.

(in millions of Korean won)	2023
	Borrowing transactions[1]				Equity contributions in cash
	Borrowings		Repayments
Associates and Joint ventures
Megazone Cloud Corporation	~~W~~	30,000	~~W~~	—	~~W~~	—
K-Realty 11th Real Estate Investment Trust Company		—		314		—
K-Realty Qualified Private Real Estate Investment Trust No. 1		16,714		—		—
Telco Credit Bureau Co.,Ltd.		—		—		6,500
Others		—		—		2,586

Total	~~W~~	46,714	~~W~~	314	~~W~~	9,086

[1]	Lease transactions are included in borrowing transactions.

(6)	Provision of collateral and investment agreement and others

The Group has an obligation according to invest agreements with related parties such as KIAMCO Data Center Development Real Estate General Private Placement Investment Blind Trusts. As of March 31, 2024 the Group has a plan to make an additional investment of ~~W~~ 105,108 million.

(7)	As of March 31, 2024, the limit of the credit card contract provided by the Group to K Bank, Inc. is ~~W~~ 1,296 million (December 31, 2023: ~~W~~ 1,050 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

29	Fair Value

(1)	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	March 31, 2024			December 31, 2023
	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	3,000,687	[1]	~~W~~	2,879,554	[1]
Trade and other receivables
Financial assets measured at amortized cost [2]		8,301,899	[1]		8,326,229	[1]
Financial assets at fair value through other comprehensive income		280,253	280,253		116,198	116,198
Other financial assets
Financial assets measured at amortized cost		1,179,028	[1]		1,385,921	[1]
Financial assets at fair value through profit or loss		1,028,218	1,028,218		939,661	939,661
Financial assets at fair value through other comprehensive income		1,831,921	1,831,921		1,680,168	1,680,168
Derivative financial assets for hedging		248,172	248,172		159,211	159,211

Total	~~W~~	15,870,178		~~W~~	15,486,942

Financial liabilities
Trade and other payables	~~W~~	8,393,343	[1]	~~W~~	8,317,822	[1]
Borrowings		10,151,390	9,912,999		10,218,165	9,979,545
Other financial liabilities
Financial liabilities at amortized cost		894,982	[1]		915,185	[1]
Financial liabilities at fair value through profit or loss		147,982	147,982		136,106	136,106
Derivative financial liabilities for hedging		2,617	2,617		24,547	24,547

Total	~~W~~	19,590,314		~~W~~	19,611,825

[1]	The Group did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value.
[2]	Lease receivables are excluded from fair value disclosure in accordance with Korean IFRS 1107.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(2)	Fair Value Hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards. Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

•

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value disclosed in fair value as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	March 31, 2024
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	280,253	~~W~~	—	~~W~~	280,253
Other financial assets
Financial assets at fair value through profit or loss		11,555		225,989		790,674		1,028,218
Financial assets at fair value through other comprehensive income		1,382,460		5,264		444,197		1,831,921
Derivative financial assets for hedging		—		248,172		—		248,172

Total	~~W~~	1,394,015	~~W~~	759,678	~~W~~	1,234,871	~~W~~	3,388,564

Liabilities
Borrowings	~~W~~	—	~~W~~	9,912,999	~~W~~	—	~~W~~	9,912,999
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		—		147,982		147,982
Derivative financial liabilities for hedging		—		2,617		—		2,617

Total	~~W~~	—	~~W~~	9,915,616	~~W~~	147,982	~~W~~	10,063,598

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(in millions of Korean won)	December 31, 2023
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	116,198	~~W~~	—	~~W~~	116,198
Other financial assets
Financial assets at fair value through profit or loss		13,911		156,918		768,832		939,661
Financial assets at fair value through other comprehensive income		1,230,936		5,206		444,026		1,680,168
Derivative financial assets for hedging		—		159,211		—		159,211

Total	~~W~~	1,244,847	~~W~~	437,533	~~W~~	1,212,858	~~W~~	2,895,238

Liabilities
Borrowings	~~W~~	—	~~W~~	9,979,545	~~W~~	—	~~W~~	9,979,545
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		1,545		134,561		136,106
Derivative financial liabilities for hedging		—		24,547		—		24,547

Total	~~W~~	—	~~W~~	10,005,637	~~W~~	134,561	~~W~~	10,140,198

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

1)	Details of transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

2)	Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

(in millions of Korean won)	2024
	Financial assets				Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	768,832	~~W~~	444,026	~~W~~	134,561
Acquisition		21,559		—		—
Reclassification		(605)		7		22,925
Disposal		(978)		—		—
Amount recognized in profit or loss		1,866		—		(9,504)
Amount recognized in other comprehensive income		—		164		—

Ending balance	~~W~~	790,674	~~W~~	444,197	~~W~~	147,982

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(in millions of Korean won)	2023
	Financial assets						Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets (liabilities) for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	612,069	~~W~~	497,129	~~W~~	1,113	~~W~~	141,280
Acquisition		4,777		—		—		—
Reclassification		(2,169)		(766)		(1,113)		—
Changes in consolidation scope		252		—		—		—
Disposal		(4,130)		—		—		—
Amount recognized in profit or loss		(10,474)		—		—		16,256
Amount recognized in other comprehensive income		—		(132)		—		—

Ending balance	~~W~~	600,325	~~W~~	496,231	~~W~~	—	~~W~~	157,536

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(4)	Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	March 31, 2024
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	280,253	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		1,016,663	2,3	DCF Model, Adjusted Net Asset Model, Monte-Carlo Simulation
Financial assets at fair value through other comprehensive income		449,461	2,3	DCF Model, Market Approach Model
Derivative financial assets for hedging		248,172	2	DCF Model
Liabilities
Borrowings	~~W~~	9,912,999	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		147,982	3	DCF Model, Binomial Option Pricing Model
Derivative financial liabilities for hedging		2,617	2	DCF Model

(in millions of Korean won)	December 31, 2023
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	116,198	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		925,750	2,3	DCF Model, Adjusted Net Asset Model, Monte-Carlo Simulation
Financial assets at fair value through other comprehensive income		449,232	2,3	DCF Model, Market Approach Model
Derivative financial assets for hedging		159,211	2	DCF Model
Liabilities
Borrowings	~~W~~	9,979,545	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		136,106	2,3	DCF Model, Binomial Option Pricing Model
Derivative financial liabilities for hedging		24,547	2	DCF Model

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO) and discuss the valuation processes and results with the CFO in line with the Group’s closing dates.

30	Events After the Reporting Period

(1)	The Group has decided on a quarterly dividend at the Board of Directors dated April 30, 2024, and the details are as follows.

Type	Details
Dividend per share	~~W~~ 500 (Total dividend: ~~W~~ 122,859 million)
Dividend yield	1.3%
Dividend report date	March 31, 2024
Dividend pay date	May 13, 2024

(2)	The Group has decided to retire treasury stocks (~~W~~ 178,856 million) in accordance with a resolution of the Board of Directors dated May 9, 2024.

KT Corporation

Separate Interim Financial Statements

March 31, 2024 and 2023

KT Corporation

Index

March 31, 2024 and 2023

KT Corporation

Separate Interim Financial Statements

March 31, 2024 and 2023

Page(s)

Report on Review of Interim Financial Statements	1 – 2

Separate Interim Financial Statements

Separate Interim Statements of Financial Position	3 – 4

Separate Interim Statements of Profit or Loss	5

Separate Interim Statements of Comprehensive Income	6

Separate Interim Statements of Changes in Equity	7 – 8

Separate Interim Statements of Cash Flows	9

Notes to the Separate Interim Financial Statements	10 – 61

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro, Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

Independent Auditor’s Review Report

[English Translation of Independent Auditor’s Review Report Originally Issued in Korean on May 16, 2023.

To the Shareholders and the Board of Directors of KT Corporation.

Reviewed Separate Interim Financial Statements

We have reviewed the accompanying separate interim financial statements of KT Corporation (the “Company”). The separate interim financial statements consist of the separate statement of financial position as of March 31, 2024, and the related separate statements of profit or loss, comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2024 and 2023, all expressed in Korean won, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the accompanying separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semi-annual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of separate interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying separate interim financial statements referred to above are not presented fairly, in all material respects, the financial position as of March 2024 and its financial performance and its cash flows for the three-month periods ended March 2024 in accordance with K-IFRS No.1034 Interim Financial Reporting.

1

Other Matters

We have audited the separate statement of financial position of the Company as of December 31, 2023, and the related separate statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements in our audit report dated March 18, 2024. The accompanying consolidated statement of financial position as of December 31, 2023, presented for comparative purposes, is not different from the audited consolidated statement of financial position above in all material respects.

Seoul, Korea

May 16, 2024

Notice to Readers

This review report is effective as of May 16, 2024, the auditor’s review report date. Certain subsequent events or circumstances may have occurred between the auditor’s review report date and the time the auditor’s review report is read. Such events or circumstances could significantly affect the financial statements and may result in modifications to the auditor’s review report.

2

KT Corporation

Separate Interim Statements of Financial Position

March 31, 2024 and December 31, 2023

(in millions of Korean won)	Notes	March 31, 2024		December 31, 2023
Assets

Current assets
Cash and cash equivalents	4,28	~~W~~	1,331,611	~~W~~	1,242,005
Trade and other receivables, net	4,5,28		3,546,323		3,190,269
Other financial assets	4,6,28		249,964		279,451
Inventories, net	7		310,257		368,117
Other current assets	8		2,140,259		2,008,723

Total current assets			7,578,414		7,088,565

Non-current assets
Trade and other receivables, net	4,5,28		298,786		370,717
Other financial assets	4,6,28		2,204,703		2,134,324
Property and equipment, net	9		11,214,283		11,492,776
Right-of-use assets	16		961,935		976,625
Investment properties, net	9		1,182,758		1,191,592
Intangible assets, net	9		1,376,256		1,487,848
Investments in subsidiaries, associates and joint ventures	10		4,799,786		4,796,606
Net defined benefit assets	14		33,428		60,590
Other non-current assets	8		684,463		709,276

Total non-current assets			22,756,398		23,220,354

Total assets		~~W~~	30,334,812	~~W~~	30,308,919

(Continued)

See accompanying notes to the separate interim financial statements.

3

KT Corporation

Separate Interim Statements of Financial Position

March 31, 2024 and December 31, 2023

(in millions of Korean won)	Notes	March 31, 2024		December 31, 2023
Liabilities

Current liabilities
Trade and other payables	4,11,28	~~W~~	4,618,840	~~W~~	4,232,377
Borrowings	4,12,28		1,914,933		1,725,234
Other financial liabilities	4,6,28		772		660
Current tax liabilities			132,078		148,136
Provisions	13,15		88,097		91,861
Deferred income	19		39,169		39,618
Other current liabilities	4,8,16		683,867		719,605

Total current liabilities			7,477,756		6,957,491

Non-current liabilities
Trade and other payables	4,11,28		479,199		739,766
Borrowings	4,12,28		5,652,182		5,834,699
Other financial liabilities	4,6,28		1,403		23,819
Provisions	13		90,247		90,493
Deferred income	19		142,226		145,334
Deferred tax liabilities			847,335		796,087
Other non-current liabilities	4,8,16		645,297		677,691

Total non-current liabilities			7,857,889		8,307,889

Total liabilities			15,335,645		15,265,380

Equity
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	17		12,390,518		12,544,425
Accumulated other comprehensive income			171,925		64,229
Other components of equity	18		(568,033)		(569,872)

Total equity			14,999,167		15,043,539

Total liabilities and equity		~~W~~	30,334,812	~~W~~	30,308,919

(Concluded)

See accompanying notes to the separate interim financial statements.

4

KT Corporation

Separate Interim Statements of Profit or Loss

Three-Month Periods Ended March 31, 2024 and 2023

		Three-Month Period Ended March 31
(in millions of Korean won, except per share amounts)	Notes	2024		2023
Operating revenue	19	~~W~~	4,694,828	~~W~~	4,618,994

Operating expenses	20		4,301,055		4,230,851

Operating profit			393,773		388,143
Other income	21		99,867		116,520
Other expenses	21		48,271		48,662
Finance income	22		209,105		148,535
Finance costs	22		188,325		176,843

Profit before income tax expense			466,149		427,693
Income tax expense	23		112,118		107,828

Profit for the period		~~W~~	354,031	~~W~~	319,865

Earnings per share
Basic earnings per share	24	~~W~~	1,438	~~W~~	1,251
Diluted earnings per share	24		1,437		1,251

See accompanying notes to the separate interim financial statements.

5

KT Corporation

Separate Interim Statements of Comprehensive Income

Three-Month Periods Ended March 31, 2024 and 2023

		Three-Month Period Ended March 31
(in millions of Korean won)	Notes	2024		2023
Profit for the period		~~W~~	354,031	~~W~~	319,865

Other comprehensive income
Items that will not be subsequently reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities	14		2,153		2,076
Gain (loss) on valuation of financial instruments at fair value through other comprehensive income			112,137		70,971
Items that may be subsequently reclassified to profit or loss
Valuation gain on cash flow hedge	6		79,834		56,588
Other comprehensive income from cash flow hedges reclassified to profit or loss			(84,296)		(64,896)

Other comprehensive income(loss) for the period, net of tax			109,828		64,739

Total comprehensive income(loss) for the period		~~W~~	463,859	~~W~~	384,604

See accompanying notes to the separate interim financial statements.

6

KT Corporation

Separate Statements of Changes in Equity

Three-Month Periods Ended March 31, 2024 and 2023

(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total equity

Balance as of January 1, 2023		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,347,403	~~W~~	(72,672)	~~W~~	(421,408)	~~W~~	14,858,080
Comprehensive income
Profit for the period			—		—		319,865		—		—		319,865
Loss on valuation of financial assets at fair value through other comprehensive income	6		—		—		224		70,747		—		70,971
Remeasurements of net defined benefit liabilities	14		—		—		2,076		—		—		2,076
Valuation loss on cash flow hedge	6		—		—		—		(8,308)		—		(8,308)

Total comprehensive income for the period			—		—		322,165		62,439		—		384,604

Transactions with owners
Dividends paid			—		—		(501,843)		—		—		(501,843)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(44,422)		—		44,422		—
Acquisition of treasury stock			—		—						(121,975)		(121,975)
Others			—		—		—		—		1,575		1,575

Subtotal			—		—		(546,265)		—		(75,978)		(622,243)

Balance as of March 31, 2023		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,123,303	~~W~~	(10,233)	~~W~~	(497,386)	~~W~~	14,620,441

(Continued)

See accompanying notes to the separate interim financial statements.

7

KT Corporation

Separate Statements of Changes in Equity

Three-Month Periods Ended March 31, 2024 and 2023

(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total equity

Balance as of January 1, 2024		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,544,425	~~W~~	64,229	~~W~~	(569,872)	~~W~~	15,043,539
Comprehensive income
Profit for the period			—		—		354,031		—		—		354,031
Gain on valuation of financial assets at fair value through other comprehensive income	6		—		—		(21)		112,158		—		112,137
Remeasurements of net defined benefit liabilities	14		—		—		2,153		—		—		2,153
Valuation loss on cash flow hedge	6		—		—		—		(4,462)		—		(4,462)

Total comprehensive income for the period			—		—		356,163		107,696		—		463,859

Transactions with owners
Dividends paid			—		—		(482,970)		—		—		(482,970)
Retirement of treasury stock			—		—		(27,100)		—		27,100		—
Acquisition of treasury stock											(27,100)		(27,100)
Others			—		—		—		—		1,839		1,839

Subtotal			—		—		(510,070)		—		1,839		(508,231)

Balance as of March 31, 2024		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,390,518	~~W~~	171,925	~~W~~	(568,033)	~~W~~	14,999,167

(Concluded)

See accompanying notes to the separate interim financial statements.

8

KT Corporation

Separate Interim Statements of Cash Flows

Three-Month Periods Ended March 31, 2024 and 2023

		Three-Month Period Ended March 31
(in millions of Korean won)	Notes	2024		2023
Cash flows from operating activities
Cash generated from operations	25	~~W~~	863,194	~~W~~	970,189
Interest paid			(92,451)		(83,503)
Interest received			50,514		47,458
Dividends received			—		1,298
Income tax paid			(1,471)		(77,303)

Net cash inflow from operating activities			819,786		858,139

Cash flows from investing activities
Collection of loans			9,339		9,694
Disposal of financial assets at amortized cost			197,569		—
Disposal of financial assets at fair value through profit or loss			5,061		1,732
Disposal of financial assets at fair value through other comprehensive income			1,631		300
Disposal of investments in subsidiaries, associates and joint ventures			1,820		2,511
Disposal of property and equipment			18,930		8,034
Disposal of intangible assets			436		35
Disposal of right-of-use assets			76		50
Loans granted			(5,767)		(10,048)
Acquisition of current financial assets at amortized cost			—		(78,024)
Acquisition of financial assets at fair value through profit or loss			(4,060)		(1,125)
Acquisition of investments in subsidiaries, associates and joint ventures			(5,000)		(19,510)
Acquisition of property and equipment			(455,491)		(817,994)
Acquisition of intangible assets			(273,428)		(306,734)
Acquisition of right-of-use assets			(220)		(416)

Net cash outflow from investing activities			(509,104)		(1,211,495)

Cash flows from financing activities
Proceeds from borrowings			398,700		598,990
Repayments of borrowings			(510,247)		(150,247)
Acquisition of treasury stock			(27,100)		(121,975)
Decrease in lease liabilities			(82,466)		(73,457)

Net cash inflow (outflow) from financing activities	26		(221,113)		253,311

Effect of exchange rate change on cash and cash equivalents			37		84

Net increase (decrease) in cash and cash equivalents			89,606		(99,961)
Cash and cash equivalents
Beginning of the period			1,242,005		966,307

End of the period		~~W~~	1,331,611	~~W~~	866,346

See accompanying notes to the separate interim financial statements.

9

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

1.	General Information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telecommunication services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeonga-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, additional ADS, representing 55,502,161 government-shares, were issued on the New York Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As of March 31, 2024, the Korean government does not own any shares in the Company.

10

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

2.	Material Accounting Policies

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS” or “K-IFRS”). The accompanying separate interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The separate interim financial statements of the Company for the three-month period ended March 31, 2024, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting and are separate financial statements in accordance with IFRS 1027. In order to understand the interim financial statements, annual financial statements as of December 31, 2023 prepared in accordance with IFRS should be used together.

2.2	Changes in Accounting Policies and Disclosures

(1)	New and amended standards and interpretations adopted by the Company :

The Company has applied a number of new and amended standards and new interpretations issued that are effective for accounting periods beginning on January 1, 2024.

- K-IFRS 1001 Presentation of Financial Statements (Amendment in 2020) – Classification of Liabilities as Current or Non-current

The amendments clarify that the classification of liabilities as current and non-current is based on rights that are existing at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

- K-IFRS 1001 Presentation of Financial Statements (Amendment in 2023) - Non-current Liabilities with Covenants

The amendments specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date. Such covenants affect whether the right exists at the end of the reporting period, even if compliance with the covenant is assessed only after the reporting date.

11

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

The amendments also specifies that the right to defer settlement of a liability for at least twelve months after the reporting date is not affected if an entity only has to comply with a covenant after the reporting period. However, if the entity’s right to defer settlement of a liability is subject to the entity complying with covenants within twelve months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within twelve months after the reporting period. This would include information about the covenants (including the nature of the covenants and when the entity is required to comply with them), the carrying amount of related liabilities and facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants.

- K-IFRS 1007 Cash Flow Statement and K-IFRS 1107 Financial Instruments Disclosure (Amendment) - Supplier Finance Agreements

The amendments add a disclosure objective in K-IFRS 1007 Cash Flow Statement stating that an entity is required to disclose information about supplier finance agreements that enables users of financial statements to assess the effects of those arrangements on the Company’s liabilities and cash flows. In addition, K-IFRS 1107 was amended to add supplier finance arrangements as an example within the requirements to disclose information about an entity’s exposure to concentration of liquidity risk.

The term ‘supplier finance agreements’ is not defined; instead, the amendments describe the characteristics of an arrangement for which an entity would be required to provide the information.

To meet the disclosure objective, an entity will be required to disclose in aggregate for its supplier finance arrangements:

•	The terms and conditions of an agreement

•	The carrying amount, and associated line items presented in the entity’s statement of financial position, of the liabilities that are part of the arrangements

•	The carrying amount, and associated line items for which the suppliers have already received payment from the finance providers

•	Ranges of payment due dates for both those financial liabilities that are part of a supplier finance arrangement and comparable trade payables that are not part of a supplier finance arrangement

•	Types of non-cash changes in the carrying amount of financial liabilities corresponding to supplier finance agreements and their impact

•	Liquidity risk information

12

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

- K-IFRS 1116 Leases (Amendment) - Lease Liability in a Sale and Leaseback

The amendments add a subsequent measurement requirement for sale and leaseback transactions that satisfy the requirements in K-IFRS 1115 Revenue from contracts with customers. The amendments require the seller-lessee to determine ‘lease payments’ or ‘revised lease payments’ in such a way that the seller-lessee does not recognise a gain or loss that relates to the right of use asset retained by the seller-lessee, after the lease commencement date.

- K-IFRS 1001 Presentation of Financial Statements (Amendment in 2023) - Disclosure of Virtual Assets

The amendments, in addition to additional disclosure requirements required by other Standards for transactions related to virtual assets, setting out the disclosure requirements in each case of 1) holding virtual assets; 2) holding virtual assets on behalf of customers; and 3) issuing virtual assets.

When holding a virtual asset, disclosure on the general information of the virtual asset, the applied accounting policy, and the acquisition method, acquisition cost, and the fair value of each virtual asset at the end of the reporting period should be disclosed. In addition, when issuing a virtual asset, the entity’s obligations and the status of fulfilment of the obligation related to the issued virtual asset, the timing and amount of the recognized revenue of the sold virtual asset, the quantity of virtual assets held after issuance, and important contract details should be disclosed.

(2)	New and revised standards and interpretations in issue but not yet effective or adopted by the Company

At the date of authorization of these financial statements, the Company has not applied the following new and amended K-IFRS standards that have been issued but are not yet effective:

- K-IFRS 1021 The effects of changes in foreign exchange rates and K-IFRS 1101 First time adoption of international financial reporting- Improving Interchangeability

The amendments define situations in which exchange with other currencies is possible for accounting purposes, assess the exchangeability with other currencies and clarify the estimating and requirements for disclosure of spot exchange rates to be used in the absence of exchangeability.

If exchange for other currencies is not possible, the spot exchange rate should be estimated on the measurement date, and the observable exchange rate should be used without adjustment or other estimation techniques should be used.

The above amendments are applicable for annual reporting periods beginning on or after 1 January 2025, with early application permitted.

The Company is reviewing the impact of the above-listed amendments on the financial statements.

13

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

2.3	Accounting Policies

Material accounting policies and method of computation used in the presentation of the separate interim financial statements are consistent with those of the separate financial statements for the year ended December 31, 2023, except for the changes due to the application of amendment and enactments of standards described in Note 2.2 (1) and as described below.

(1)	Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate is applied to the pre-tax income of the interim period.

(2)	Subsidiaries, Associates and Joint Ventures

The financial statements of the Company are the separate financial statements prepared in accordance with Korean IFRS 1027 Separate Financial Statements. Investments in subsidiaries, associates and joint ventures are recognized at cost under the direct equity method. Management applied the carrying amounts under the previous K-GAAP at the time of transition to Korean IFRS as deemed cost of investments. The Company recognizes dividend income from subsidiaries, associates and joint ventures in profit or loss when its right to receive the dividend is established.

3.	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Company to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Company’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the actual results, it poses significant risk of resulting in a material adjustment.

14

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

4.	Financial Instruments by Category

Financial instruments by category as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	March 31, 2024
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total

Cash and cash equivalents	~~W~~	1,331,611	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,331,611
Trade and other receivables		3,564,856		—		280,253		—		3,845,109
Other financial assets		180,465		443,835		1,588,178		242,189		2,454,667

(in millions of Korean won)	March 31, 2024
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total

Trade and other payables[1]	~~W~~	4,848,761	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	4,848,761
Borrowings		7,567,115		—		—		—		7,567,115
Other financial liabilities		—		1,403		772		—		2,175
Lease liabilities		—		—		—		840,461		840,461

[1]	Amounts related to employee benefit plans are excluded in Trade and other payables.

(in millions of Korean won)	December 31, 2023
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total

Cash and cash equivalents	~~W~~	1,242,005	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,242,005
Trade and other receivables		3,444,788		—		116,198		—		3,560,986
Other financial assets		377,996		441,321		1,437,684		156,774		2,413,775

15

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(in millions of Korean won)	December 31, 2023
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total

Trade and other payables[1]	~~W~~	4,659,037	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	4,659,037
Borrowings		7,559,933		—		—		—		7,559,933
Other financial liabilities		—		1,403		23,076		—		24,479
Lease liabilities		—		—		—		851,610		851,610

[1]	Amounts related to employee benefit plans are excluded in Trade and other payables

5.	Trade and Other Receivables

(1)	Trade and other receivables as of March 31, 2024 and December 31, 2023, are as follows:

	March 31, 2024
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount

Current assets
Trade receivables	~~W~~	3,383,764	~~W~~	(281,080)	~~W~~	(7,858)	~~W~~	3,094,826
Other receivables		488,363		(34,157)		(2,709)		451,497

Total	~~W~~	3,872,127	~~W~~	(315,237)	~~W~~	(10,567)	~~W~~	3,546,323

Non-current assets
Trade receivables	~~W~~	196,995	~~W~~	(927)	~~W~~	(13,342)	~~W~~	182,726
Other receivables		123,565		(430)		(7,075)		116,060

Total	~~W~~	320,560	~~W~~	(1,357)	~~W~~	(20,417)	~~W~~	298,786

16

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

	December 31, 2023
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount

Current assets
Trade receivables	~~W~~	3,062,159	~~W~~	(278,716)	~~W~~	(8,778)	~~W~~	2,774,665
Other receivables		447,335		(29,616)		(2,115)		415,604

Total	~~W~~	3,509,494	~~W~~	(308,332)	~~W~~	(10,893)	~~W~~	3,190,269

Non-current assets
Trade receivables	~~W~~	275,354	~~W~~	(927)	~~W~~	(18,314)	~~W~~	256,113
Other receivables		121,958		(431)		(6,923)		114,604

Total	~~W~~	397,312	~~W~~	(1,358)	~~W~~	(25,237)	~~W~~	370,717

(2) Details of other receivables as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	March 31, 2024		December 31, 2023

Loans	~~W~~	36,549	~~W~~	40,069
Receivables		266,390		261,692
Accrued income		70,014		5,275
Refundable deposits		229,191		253,219
Provision for impairment		(34,587)		(30,047)

Total	~~W~~	567,557	~~W~~	530,208

(3) The maximum exposure of trade and other receivables to credit risks is the carrying amount of each class of receivables mentioned above as of March 31, 2024.

(4) The Company classifies a portion of the trade receivables as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

17

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

6.	Other Financial Assets and Liabilities

(1)	Details of other financial assets and liabilities as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	March 31, 2024		December 31, 2023

Other financial assets
Financial assets measured at amortized cost [1]	~~W~~	180,465	~~W~~	377,996
Financial assets at fair value through profit or loss [2]		443,835		441,321
Financial assets at fair value through other comprehensive income		1,588,178		1,437,684
Derivatives used for hedging		242,189		156,774
Less: Non-current		(2,204,703)		(2,134,324)

Current	~~W~~	249,964	~~W~~	279,451

Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,403	~~W~~	1,403
Derivatives used for hedging		772		23,076
Less: Non-current		(1,403)		(23,819)

Current	~~W~~	772	~~W~~	660

[1]

As of March 31, 2024, the Company’s financial instruments amount to ~~W~~ 30,464 million (December 31, 2023: ~~W~~ 30,464 million) and consist of checking account deposits, time deposits and others which are subject to withdrawal restrictions.

[2]

The Company provided investment in Korea Software Financial Cooperative and others amounting to ~~W~~ 1,136 million as collateral in exchange for the payment guarantee provided by the Korea Software Financial Cooperative and others.

(2)	Financial Assets at fair value through profit or loss

1) Details of financial assets at fair value through profit or loss as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	March 31, 2024		December 31, 2023

Debt instruments		442,771		440,257
Derivative liabilities held for trading [1]		1,064		1,064
Less: Non-current		(443,835)		(441,321)

Current	~~W~~	—	~~W~~	—

[1]

Derivative assets amounting to ~~W~~ 1,015 million, which is recognized by an agreement with LS Cable & System Ltd. in connection with LS Marine Solution Co., Ltd. and a call option amounting to~~W~~ 49 million in connection with the acquisition of Epsilon Global Communications Pte. Ltd. are included (Note 15).

18

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

2) The maximum exposure of debt instruments of financial assets at fair value through profit or loss to credit risk is the carrying amount as of March 31, 2024.

(3)	Financial Assets at fair value through other comprehensive income

1) Details of financial assets at fair value through other comprehensive income as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	March 31, 2024		December 31, 2023

Equity instruments (Listed)	~~W~~	1,386,989	~~W~~	1,236,495
Equity instruments (Unlisted)		201,189		201,189
Less: Non-current		(1,588,178)		(1,437,684)

Current	~~W~~	—	~~W~~	—

2) Upon disposal of these equity instruments, any balance within the other comprehensive income is not reclassified to profit or loss, but to retained earnings. Upon disposal of these debt instruments, the remaining balance of the accumulated other comprehensive income is reclassified to profit or loss.

(4)	Derivatives used for hedging

1) Details of valuation of derivatives used for hedging as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	March 31, 2024				December 31, 2023
	Assets		Liabilities		Assets		Liabilities

Currency swap [1]	~~W~~	242,189	~~W~~	772	~~W~~	156,774	~~W~~	23,076
Less: Non-current		(172,686)		—		(105,680)		(22,416)

Current	~~W~~	69,503	~~W~~	772	~~W~~	51,094	~~W~~	660

[1]

The currency swap contract is to hedge the risk of volatility in cash flow from the borrowings due to changes in interest rate and foreign exchange rate and the expected maximum period for the Company to be exposed to risks of cash flow volatility by hedged items is until September 7, 2034.

The entire fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

19

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

2) Details of valuation gains and losses from derivatives for risk hedging purposes for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)
	2024						2023
Type of transaction	Valuation gain		Valuation loss		Other comprehensive loss[1]		Valuation gain		Valuation loss		Other comprehensive income[1]

Currency swap	~~W~~	113,882	~~W~~	93	~~W~~	(6,069)	~~W~~	87,508	~~W~~	—	~~W~~	75,612

[1]	The amounts directly reflected in equity are before adjustments of deferred income tax.

3) The ineffective portion recognized in profit or loss concerning cash flow hedges are valuation gains of ~~W~~ 804 million for the year ended March 31, 2024 (March 31, 2023: valuation gains of ~~W~~ 783 million).

(5)	Financial Liabilities at fair value through profit or loss

1) Details of financial liabilities at fair value through profit or loss as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	March 31, 2024		December 31, 2023
Financial liabilities at fair value through profit or loss
Derivative liabilities held for trading [1]	~~W~~	1,403	~~W~~	1,403

[1]	Derivative liabilities recognized in relation to acquisition of Epsilon Global Communications Pte. Ltd. (Note 15).

20

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

7.	Inventories

Inventories as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)
	March 31, 2024			December 31, 2023
	Acquisition cost	Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount

Merchandise	~~W~~ 370,399	~~W~~ (60,142)	~~W~~310,257	~~W~~ 448,307	~~W~~(80,190)	~~W~~368,117

Cost of inventories recognized as expenses for the year ended March 31, 2024 amounts to ~~W~~ 696,334 million (March 31, 2023: ~~W~~ 736,272 million), and reversal of inventory valuation loss amounts to ~~W~~ 20,048 million for the year ended March 31, 2024 (March 31, 2023: loss on valuation inventories of ~~W~~ 3,080 million).

8.	Other Assets and Liabilities

Other assets and liabilities as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	March 31, 2024		December 31, 2023

Other assets
Advance payments	~~W~~	48,674	~~W~~	60,065
Prepaid expenses		221,078		79,051
Contract costs		1,787,299		1,804,448
Contract assets		767,671		774,435
Less: Non-current		(684,463)		(709,276)

Current	~~W~~	2,140,259	~~W~~	2,008,723

Other liabilities
Advances received [1]	~~W~~	175,821	~~W~~	245,797
Withholdings		44,449		39,214
Unearned revenue		5,400		951
Lease liabilities		840,461		851,610
Contract liabilities		263,033		259,724
Less: Non-current		(645,297)		(677,691)

Current	~~W~~	683,867	~~W~~	719,605

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue form Contracts with Customers (Note 19).

21

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

9.	Property and Equipment, Investment Properties, and Intangible Assets

(1)	Changes in property and equipment for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Beginning, net	~~W~~	11,492,776	~~W~~	11,540,162
Acquisition and capital expenditure		352,635		352,422
Disposal and termination		(15,418)		(12,858)
Depreciation		(598,493)		(574,042)
Transfer to investment properties		(3,045)		(23,633)
Others		(14,172)		(41,631)

Ending, net	~~W~~	11,214,283	~~W~~	11,240,420

(2)	Changes in investment properties for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Beginning, net	~~W~~	1,191,592	~~W~~	1,137,489
Depreciation		(11,879)		(11,741)
Transfer		3,045		23,633

Ending, net	~~W~~	1,182,758	~~W~~	1,149,381

(3)

As of March 31, 2024, the Company (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease payments under this contract are ~~W~~ 138,586 million for one year or less, ~~W~~ 256,843 million for more than one year and less than five years, ~~W~~ 493,465 million for over five years, and ~~W~~ 888,984 million in total.

(4)	Details of investment properties provided as collateral as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	March 31, 2024
Collateral		Carrying amount		Secured amount	Related account		Related amount
Land and buildings	~~W~~	163,678	~~W~~	34,655	Deposits received	~~W~~	29,129

(in millions of Korean won)	December 31, 2023
Collateral		Carrying amount		Secured amount	Related account		Related amount
Land and buildings	~~W~~	165,732	~~W~~	34,952	Deposits received	~~W~~	29,211

22

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(5)	Changes in intangible assets for the nine-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Beginning, net	~~W~~	1,487,848	~~W~~	1,855,679
Acquisition and capital expenditure [1]		16,136		44,278
Disposal and termination		(5,982)		(594)
Amortization		(121,746)		(120,586)

Ending, net	~~W~~	1,376,256	~~W~~	1,778,777

[1]	Amounts include transfer from property and equipment.

The carrying amount of goodwill and memberships assessed to have indefinite useful life and, therefore, not subject to amortization is ~~W~~ 65,057 million (December 31, 2023: ~~W~~ 65,057 million) and ~~W~~ 54,776 million (December 31, 2023: ~~W~~ 54,717 million), respectively as of March 31, 2024.

10.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Carrying amounts in investments in subsidiaries, associates and joint ventures as of March 31, 2024 and December 31, 2023, is as follows:

(in millions of Korean won)	March 31, 2024		December 31, 2023
Subsidiaries	~~W~~	4,381,161	~~W~~	4,381,161
Associates and joint ventures		418,625		415,445

Total	~~W~~	4,799,786	~~W~~	4,796,606

23

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

1)	Investments in subsidiaries as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			March 31, 2024		December 31, 2023
KT Estate Inc.	Korea	100.0%	~~W~~	1,084,522	~~W~~	1,084,522
KT Sat Co., Ltd.	Korea	100.0%		390,530		390,530
KTCS Corporation [1]	Korea	8.4%		6,427		6,427
KTIS Corporation [1]	Korea	33.3%		30,633		30,633
KT Skylife Co., Ltd.	Korea	50.6%		311,696		311,696
BC Card Co., Ltd.	Korea	69.5%		633,004		633,004
KT M&S Co., Ltd.	Korea	100.0%		26,764		26,764
KT Alpha Co., Ltd.	Korea	70.5%		130,924		130,924
KT Telecop Co., Ltd.	Korea	86.8%		134,308		134,308
Nasmedia, Inc.[1]	Korea	44.1%		23,051		23,051
KTDS Co., Ltd.	Korea	91.6%		19,616		19,616
KTGDH Co., Ltd.	Korea	100.0%		2,745		2,745
KT Sports Co., Ltd.	Korea	52.6%		27,327		27,327
KT M Mobile Co., Ltd.	Korea	100.0%		102,237		102,237
KT Service Bukbu Co., Ltd.	Korea	67.3%		3,873		3,873
KT Service Nambu Co., Ltd.	Korea	76.4%		10,160		10,160
KT Strategic Investment Fund No.3	Korea	86.7%		2,947		2,947
PlayD Co., Ltd. [2]	Korea	23.5%		20,000		20,000
KT MOS Bukbu Co., Ltd.	Korea	100.0%		6,334		6,334
KT MOS Nambu Co., Ltd.	Korea	98.4%		4,267		4,267
Next Connect PFV	Korea	100.0%		24,250		24,250
KT Strategic Investment Fund No.5	Korea	95.0%		19,000		19,000
KT Engineering Co., Ltd.	Korea	59.8%		28,000		28,000
KT Studio Genie Co., Ltd.	Korea	90.9%		283,620		283,620
Lolab Co., Ltd.	Korea	79.8%		21,958		21,958
KT ES Pte. Ltd.	Singapore	57.6%		13,640		13,640
Altimedia Corporation	Korea	100.0%		22,000		22,000
kt cloud Co., Ltd.	Korea	92.7%		901,504		901,504
Others				95,824		95,824

Total			~~W~~	4,381,161	~~W~~	4,381,161

[1]

As of March 31, 2024, although sum of percentage of ownership of the Company and its subsidiaries is less than 50% ownership in these entities, these entities are included in investments in subsidiaries due to the dispersion of other shareholders excluding the Company and voting patterns at previous shareholders’ meetings.

[2]	As of March 31, 2024, this entity is included in investments in subsidiaries as Nasmedia Co., Ltd. holds ownership of 46.9% and the Company and the subsidiary holds ownership of 70.4%.

24

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

2)	Investments in associates and joint ventures as of and for the three-month periods ended March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			March 31, 2024		December 31, 2023
KIF Investment Fund	Korea	33.3%	~~W~~	115,636	~~W~~	115,636
HD Hyundai Robotics Co., Ltd. [1]	Korea	10.0%		50,000		50,000
Megazone Cloud Corporation [1]	Korea	6.7%		130,001		130,001
KT-DSC Creative Economy Youth Start-up Investment Fund [1]	Korea	17.1%		2,220		2,220
LS Marine Solution Co., Ltd. [1]	Korea	7.3%		5,409		5,409
Others				115,359		112,179

Total			~~W~~	418,625	~~W~~	415,445

[1]

The Company has less than 20% interest in the investees, but the investments are classified as investments in associates as the Company has significant influence in determining the operational and financial policies.

(2)	Changes in investments in subsidiaries, associates and joint ventures for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Beginning	~~W~~	4,796,606	~~W~~	4,879,219
Acquisition		5,000		19,501
Disposal		(1,820)		(2,511)
Others		—	~~W~~	(771)

Ending	~~W~~	4,799,786	~~W~~	4,895,438

25

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

11.	Trade and Other Payables

(1)	Details of trade and other payable as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	March 31, 2024		December 31, 2023
Current liabilities
Trade payables	~~W~~	834,980	~~W~~	713,833
Other payables		3,783,860		3,518,544

Total	~~W~~	4,618,840	~~W~~	4,232,377

Non-current liabilities
Other payables	~~W~~	479,199	~~W~~	739,766

(2)	Details of other payables as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	March 31, 2024		December 31, 2023
Non-trade payable	~~W~~	2,713,750	~~W~~	2,880,385
Accrued expenses		966,985		879,613
Operating deposits		485,457		401,271
Others		96,867		97,041
Less: Non-current		(479,199)		(739,766)

Current	~~W~~	3,783,860	~~W~~	3,518,544

26

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

12.	Borrowings

(1)	Details of borrowings as of March 31, 2024 and December 31, 2023, are as follows:

1)	Debentures

(in millions of Korean won and foreign currencies in thousands)			March 31, 2024			December 31, 2023
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD 100,000	~~W~~	134,680	USD 100,000	~~W~~	128,940
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		538,720	USD 400,000		515,760
MTNP notes	Jul. 19, 2024	0.330%	JPY 400,000		3,558	JPY 400,000		3,651
MTNP notes	Sep. 1, 2025	1.000%	USD 400,000		538,720	USD 400,000		515,760
FR notes [2]	Nov. 1, 2024	Compounded SOFR +1.210%	USD 350,000		471,380	USD 350,000		451,290
MTNP notes	Jan. 21, 2027	1.375%	USD 300,000		404,040	USD 300,000		386,820
MTNP notes	Aug. 8, 2025	4.000%	USD 500,000		673,400	USD 500,000		644,700
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 186-3rd Public bond	Jun. 26, 2024	3.418%	—		110,000	—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—		100,000	—		100,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%	—		170,000	—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%	—		100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-2nd Public bond	Jan. 15, 2024	—	—		—	—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—		100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000
The 194-1st Public bond	Jan. 26, 2024	—	—		—	—		130,000
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—		140,000	—		140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—		50,000	—		50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%	—		80,000	—		80,000
The 195-1st Public bond	Jun. 10, 2024	1.387%	—		180,000	—		180,000
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—		80,000	—		80,000

27

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(in millions of Korean won and foreign currencies in thousands)			March 31, 2024			December 31, 2023
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—		40,000	—		40,000
The 196-1st Public bond	Jan. 27, 2025	2.596%	—		270,000	—		270,000
The 196-2nd Public bond	Jan. 27, 2027	2.637%	—		100,000	—		100,000
The 196-3rd Public bond	Jan. 27, 2032	2.741%	—		30,000	—		30,000
The 197-1st Public bond	Jun. 27, 2025	4.191%	—		280,000	—		280,000
The 197-2nd Public bond	Jun. 29, 2027	4.188%	—		120,000	—		120,000
The 198-1st Public bond	Jan. 10, 2025	3.847%	—		70,000	—		70,000
The 198-2nd Public bond	Jan. 12, 2026	3.869%	—		150,000	—		150,000
The 198-3rd Public bond	Jan. 12, 2028	3.971%	—		80,000	—		80,000
The 199-1st Public bond	Jul. 11, 2025	4.028%	—		85,000	—		85,000
The 199-2nd Public bond	Jul. 10, 2026	4.146%	—		160,000	—		160,000
The 199-3rd Public bond	Jul. 12, 2028	4.221%	—		155,000	—		155,000
The 200-1st Public bond	Feb. 27, 2026	3.552%	—		120,000	—		—
The 200-2nd Public bond	Feb. 26, 2027	3.608%	—		200,000	—		—
The 200-3rd Public bond	Feb. 27, 2029	3.548%	—		80,000	—		—

	Subtotal				7,284,498			6,976,921
Less: Current portion					(1,614,440)			(1,224,741)
Discount on bonds					(18,617)			(18,468)

	Total			~~W~~	5,651,441		~~W~~	5,733,712

[1]

As of March 31, 2024, the Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN program has been terminated since 2007.

[2]

The Daily SOFR is approximately 5.340% as of March 31, 2024. Due to the suspension of LIBOR calculation (After June 30, 2023), the Company changed the alternative indicator interest rate to Compound SOFR+1.210%.

28

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

2)	Long-Term Borrowings

(in millions of Korean won)
Financial institution	Type	Maturity	Annual interest rates	March 31, 2024		December 31, 2023
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	Jul. 10, 2026	1.000%	~~W~~	1,234	~~W~~	1,480
CA-CIB	Long-term commercial papers	May. 28, 2024	3.380%		100,000		100,000
		Mar. 15, 2024	—		—		100,000
JPM	Long-term commercial papers	Feb. 28, 2025	2.700%		100,000		100,000
		Mar. 15, 2024	—		—		100,000
DBS	Long-term commercial papers	Jun. 28, 2024	4.079%		100,000		100,000
KDB	Long-term commercial papers	Mar. 14, 2024	—		—		100,000

	Subtotal				301,234		601,480
	Less: Current portion				(300,493)		(500,493)

	Net			~~W~~	741	~~W~~	100,987

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a 7-year grace period.

(2)	Repayment schedule of the Company’s debentures and borrowings including the portion of current liabilities as of March 31, 2024, is as follows:

(in millions of Korean won)	Bonds
	In local currency		In foreign currency		Sub- total		Borrowings		Total
Apr.1, 2024 ~ Mar. 31, 2025	~~W~~	1,140,000	~~W~~	474,938	~~W~~	1,614,938	~~W~~	300,493	~~W~~	1,915,431
Apr.1, 2025 ~ Mar. 31, 2026		945,000		1,212,120		2,157,120		493		2,157,613
Apr.1, 2026 ~ Mar. 31, 2027		540,000		942,760		1,482,760		248		1,483,008
Apr.1, 2027 ~ Mar. 31, 2028		370,000		—		370,000		—		370,000
After Apr.1, 2028		1,525,000		134,680		1,659,680		—		1,659,680

Total	~~W~~	4,520,000	~~W~~	2,764,498	~~W~~	7,284,498	~~W~~	301,234	~~W~~	7,585,732

29

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

13.	Provisions

Changes in provisions for the three-month period ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	25,879	~~W~~	115,747	~~W~~	40,728	~~W~~	182,354
Increase (transfer)		—		(326)		33		(293)
Usage		(2)		(277)		(125)		(404)
Reversal		(3,000)		(313)		—		(3,313)

Ending balance	~~W~~	22,877	~~W~~	114,831	~~W~~	40,636	~~W~~	178,344

Less: Current	~~W~~	(22,877)	~~W~~	(24,668)	~~W~~	(40,552)	~~W~~	(88,097)
Non-current		—		90,163		84		90,247

(in millions of Korean won)	2023
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	30,938	~~W~~	96,667	~~W~~	39,489	~~W~~	167,094
Increase (transfer)		—		6,330		112		6,442
Usage		—		(221)		(367)		(588)
Reversal		—		(298)		—		(298)

Ending balance	~~W~~	30,938	~~W~~	102,478	~~W~~	39,234	~~W~~	172,650

Less: Current	~~W~~	(30,938)	~~W~~	(16,409)	~~W~~	(38,806)	~~W~~	(86,153)
Non-current		—		86,069		428		86,497

30

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

14.	Net Defined Benefit Liabilities (Asset)

(1)	The amounts recognized in the statements of in the statements of financial position as of March 31, 2024 and December 31, 2023, are determined as follows:

(in millions of Korean won)	March 31, 2024		December 31, 2023
Present value of defined benefit obligations	~~W~~	1,583,751	~~W~~	1,548,588
Fair value of plan assets		(1,617,179)		(1,609,178)

Liabilities (Assets), net	~~W~~	(33,428)	~~W~~	(60,590)

(2)	Changes in the defined benefit obligations for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Beginning	~~W~~	1,548,588	~~W~~	1,493,655
Current service cost		28,088		27,277
Interest expense		15,412		18,333
Benefits paid		(8,337)		(9,754)

Ending	~~W~~	1,583,751	~~W~~	1,529,511

(3)	Changes in the fair value of plan assets for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Beginning	~~W~~	1,609,178	~~W~~	1,674,344
Interest income		16,042		20,651
Remeasurements on plan assets		1,019		2,216
Benefits paid		(9,060)		(8,676)

Ending	~~W~~	1,617,179	~~W~~	1,688,535

(4)	Amounts recognized in the separate statements of profit or loss for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Current service cost	~~W~~	28,088	~~W~~	27,277
Net interest expense		(630)		(2,318)
Account transfers		(3,613)		(3,118)

Total expense	~~W~~	23,845	~~W~~	21,841

31

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

15.	Commitments and Contingencies

(1)	As of March 31, 2024, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Limit		Used amount
Bank overdraft	Kookmin Bank and others		360,000		—
Working capital loan	Korea Development Bank and others		1,020,000		—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea		37,700		1,234
Economic Cooperation Business Insurance	Export-Import Bank of Korea		3,240		1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others		247,000		7,000
Plus electronic notes payable	Industrial Bank of Korea		50,000		833
Derivatives transaction limit	Korea Development Bank and others	USD	1,970,000	USD	1,970,000
	Citi Bank	JPY	400,000	JPY	400,000

	KRW		1,717,940		10,799
Total	USD		1,970,000		1,970,000
	JPY		400,000		400,000

(2)	As of March 31, 2024, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Warranty details	Limit
Hana Bank	Comprehensive credit line		3,100
		USD	8,700
Shinhan Bank	Guarantee for payment in foreign currency and others	USD	34,517
Kookmin Bank	Guarantee for payment in foreign currency	USD	3,186
Woori Bank	Guarantee for payment in foreign currency	USD	5,000
Korea Development Bank	Refund guarantee for advances received	USD	6,811
Korea Software Financial Cooperative	Advance payment/other guarantee and others		1,135,945
Seoul Guarantee Insurance Company	Performance guarantee and others		19,567

Total	KRW		1,158,612
	USD		58,214

(3)

The Company is jointly and severally obligated with KT Sat Co., Ltd. To pay KT Sat Co., Ltd.’s liabilities incurred prior to its spin-off. As of March 31, 2024, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 509 million.

32

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(4)

For the year ended March 31, 2024, the Company entered into agreements with the Securitization Specialty Companies (2024: First 5G 73th Securitization Specialty Co., Ltd., 2023: First 5G 67th to 72th Securitization Specialty Co., Ltd.) and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and in accordance with the agreement, the Company will receive asset management fees upon liquidation of the securitization specialty company.

(5)

As of March 31, 2024, the Company is a defendant in 133 lawsuits with the total claimed amount of ~~W~~ 141,196 million. As of March 31, 2024, litigation provisions of ~~W~~ 22,877 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated as of March 31, 2024 (Note 13).

(6)

According to the financial and other covenants included in certain debentures and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restrictions on provision of additional collateral and disposal of certain assets.

(7)	As of March 31, 2024, the Company participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

(8)	As of March 31, 2024, the contract amount of property and equipment acquisition agreements made but not yet recognized amounts to ~~W~~ 386,111 million (December 31, 2023: ~~W~~ 449,883 million).

(9)

The Company entered into an agreement with financial investors of Epsilon Global Communications Pte., Ltd. in the acquisition of shares contract. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, the financial investors may exercise the Tag-Along Right, Drag-Along Right, or the right to sell shares for the convertible preferred shares they own (Note 6).

(10)

The Company has an obligation for additional contributions as per agreement to Future Innovation Private Equity Fund No.3 and others. As of March 31, 2024, remaining amount of ~~W~~ 4,132 million, USD 37,850 thousand and JPY 320,000 thousand will be invested through the Capital Call method in the future.

(11)

The Company has the amount of ~~W~~ 201,615 million (40%) of joint responsibility obligation and ~~W~~ 302,423 million (60%) of obligation to provide financial support as a construction investor during the construction period with respect to K Defense Co., Ltd. established in accordance with the Private Investment Act on Social Infrastructure. During the operating period, the company has the amount of ~~W~~ 438,312 million (100%) of obligation to provide financial support as an operating investor.

33

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(12)

The Company entered into a stock sale contract with HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY. If a certain period of time has elapsed from the date of the contract and the acquired stocks are to be disposed to a third party, HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority.

(13)

The Company entered into an agreement with LS Cable & System Ltd., which participated in the stock acquisition contract of LS Marine Solution Co., Ltd.(formerly KT Submarine Co., Ltd.,) Under the agreement, the company may exercise a put-option to LS Cable & System Ltd. in the future. (Note 6).

(14)

During the prior period, the Company entered into an agreement with equity investors which participated in the stock acquisition contract of kt cloud Co., Ltd., Under the agreement, in specific occasion, equity investors may exercise a Tag-along or put-option to the Company in the future.

(15)	The Company has the obligation of paying Minimum Guarantee as utilizing product bundling of Tving Co.,Ltd. and the right to be paid certain proportion of the excess as per agreement.

34

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

16.	Leases

Set out below is information for leases when the Company is a lessee. Information on leases when the Company is a lessor is provided in Note 9.

(1)	The separate statements of financial position shows the following amounts relating to leases:

(in millions of Korean won)	March 31, 2024		December 31, 2023
Right-of-use assets
Property and buildings	~~W~~	844,205	~~W~~	853,425
Machinery and communication line facilities		49,820		50,242
Others		67,910		72,958

	~~W~~	961,935	~~W~~	976,625

(in millions of Korean won)	March 31, 2024		December 31, 2023
Lease liabilities [1]
Current	~~W~~	245,491	~~W~~	226,590
Non-current		594,970		625,020

	~~W~~	840,461	~~W~~	851,610

[1]	Included in the line item ‘other current liabilities and non-current liabilities’ in the separate statements of financial position (Note 8).

For the three-month periods ended March 31, 2024 and 2023, right-of-use assets related to leases increased by ~~W~~ 72,183 million and ~~W~~ 85,162 million, respectively.

35

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(2)	The separate statements of profit or loss shows the following amounts relating to leases:

(in millions of Korean won)	2024		2023
Depreciation of right-of-use assets
Property and building	~~W~~	71,049	~~W~~	71,326
Machinery and communication line facilities		6,482		6,714
Others		7,816		6,998

	~~W~~85,347		~~W~~85,038

Depreciation of investment properties	~~W~~	—	~~W~~	—
Interest expense relating to lease liabilities		9,564		9,303
Expense relating to Short-term leases		958		777
Expense relating to leases of low-value assets that are not short-term leases		1,655		2,518

The total cash outflow for leases for the three-month periods ended March 31, 2024 and 2023 is ~~W~~ 93,901 million and ~~W~~ 82,427 million, respectively.

17.	Retained Earnings

Details of retained earnings as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	March 31, 2024		December 31, 2023
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		6,956,907		7,110,814

Total	~~W~~	12,390,518	~~W~~	12,544,425

[1]

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends but may be transferred to share capital with the approval of the Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Company’s majority shareholders.

[2]

The reserves of research and development of human resources in other surplus reserves are separately accumulated on disposal of retained earnings on tax filing adjustments when calculating income taxes in accordance with regulations of Tax Reduction and Exemption Control Act of Korea. Reversal of the reserves according to the relevant tax law can be paid out as dividends.

36

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

18.	Other Components of Equity

(1)	The Company’s other components of equity as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	March 31, 2024		December 31, 2023
Treasury stock	~~W~~	(398,075)	~~W~~	(398,075)
Gain on disposal of treasury stock		301		301
Share-based compensation		10,612		8,773
Other		(180,871)		(180,871)

Total	~~W~~	(568,033)	~~W~~	(569,872)

(2)	As of March 31, 2024 and December 31, 2023, details of treasury stock, are as follows:

	March 31, 2024		December 31, 2023
Number of shares (in shares)		11,447,338		11,447,338
Amount (in millions of Korean won)	~~W~~	398,075	~~W~~	398,075

Treasury stock is expected to be used for stock compensation for the Company’s directors, employees, and other purposes.

37

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

19.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

(1)	The Company has recognized the following amounts relating to revenue in the separate statement of profit or loss:

(in millions of Korean won)	2024		2023
Revenue from contracts with customers	~~W~~	4,637,699	~~W~~	4,562,730
Revenue from other sources		57,129		56,264

Total revenue	~~W~~	4,694,828	~~W~~	4,618,994

(2)	Operating revenues for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Services provided	~~W~~	4,040,568	~~W~~	3,952,612
Sales of goods		654,260		666,382

Total	~~W~~	4,694,828	~~W~~	4,618,994

Revenue from services provided are recognized over time and revenue from sales of goods are recognized at a point in time.

(3)	The Contract assets, liabilities and deferred revenue recognized in relation to the revenues from contracts with customers, are as follows:

(in millions of Korean won)	March 31, 2024		December 31, 2023
Contract assets[1]	~~W~~	1,048,519	~~W~~	1,069,514
Contract liabilities[1]		282,584		291,997
Deferred revenue[2]		71,181		70,314

[1]

The Company recognized contract assets of ~~W~~ 280,848 and, contract liabilities of ~~W~~ 19,551 million for long-term construction contracts as of March 31, 2024 (2023: contract assets and liabilities of ~~W~~ 295,079 million and ~~W~~ 32,273 million, respectively). The Company recognizes contract asset as trade receivables, and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grant is excluded.

(4)	The contract costs recognized as assets are as follows:

(in millions of Korean won)	March 31, 2024		December 31, 2023
Incremental cost of obtaining a contract	~~W~~	1,630,337	~~W~~	1,647,156
Cost of contract performance		156,962		157,292

Total	~~W~~	1,787,299	~~W~~	1,804,448

The Company recognized ~~W~~ 463,295 million as operating expenses for the three-month period ended March 31, 2024 (three-month period ended March 31, 2023: ~~W~~ 475,770 million) related to contract cost assets.

38

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

The Company did not recognize an impairment loss in anticipation of full recovery of costs recognized as assets.

(5)	For the three-month periods ended March 31, 2024 and 2023, the revenue recognition arising from carried-forward contract liabilities and deferred revenue from prior year, is as follows:

(in millions of Korean won)	2024		2023
Revenue recognized that was included in the contract liabilities balance at the beginning of the year
Allocation of the transaction price	~~W~~	57,680	~~W~~	64,009
Deferred revenue of joining/installment fee		10,610		10,681

Total	~~W~~	68,290	~~W~~	74,690

39

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

20.	Operating Expenses

(1)	Operating expenses for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Salaries and wages	~~W~~	540,720	~~W~~	530,152
Depreciation		600,497		574,291
Depreciation of right-of-use assets		85,347		85,038
Amortization of intangible assets		119,458		119,894
Commissions		463,869		443,831
Interconnection charges		109,926		111,238
International interconnection fees		36,860		47,774
Purchase of inventories		618,426		769,622
Changes of inventories		57,861		(30,269)
Sales promotion expense and Sales Commissions		620,600		625,960
Service costs		199,432		182,695
Purchase of contents		175,266		146,917
Utilities		93,362		87,692
Taxes and dues		51,200		52,084
Rent		27,885		28,684
Insurance premiums		14,092		14,656
Installation fees		112,078		110,859
Advertising expenses		24,156		25,635
Research and development expenses		60,071		49,474
Bad debt expenses		13,152		13,321
Others		276,797		241,303

Total	~~W~~	4,301,055	~~W~~	4,230,851

(2)	Details of employee benefits for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Short-term employee benefits	~~W~~	495,882	~~W~~	489,407
Post-employment benefits (defined benefits)		23,845		21,841
Post-employment benefits (defined contributions)		12,354		14,023
Share-based payments		1,839		1,556
Others		6,800		3,325

Total	~~W~~	540,720	~~W~~	530,152

40

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

21.	Other Income and Other Expenses

(1)	Other income for the three-month periods ended March 31, 2024 and 2023, are as follows

(in millions of Korean won)	2024		2023
Gain on disposal of property and equipment	~~W~~	17,262	~~W~~	7,506
Gain on disposal of right-of-use assets		375		325
Gain on disposal of intangible assets		99		—
Compensation on property and equipment		30,085		32,012
Gain on disposal of investments in subsidiaries, associates and joint ventures		—		5
Dividends received		33,973		60,642
Gains on government subsidies		9,351		9,402
Others		8,722		6,628

Total	~~W~~	99,867	~~W~~	116,520

(2)	Other expenses for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Loss on disposal of property and equipment	~~W~~	13,751	~~W~~	12,329
Loss on disposal of right-of-use assets		294		229
Loss on disposal of intangible assets		5,644		559
Donations		2,660		15,260
Others		25,922		20,285

Total	~~W~~	48,271	~~W~~	48,662

41

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

22.	Finance Income and Costs

(1)	Details of financial income for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Interest income	~~W~~	56,811	~~W~~	54,959
Gain on foreign currency transactions		1,550		3,207
Gain on foreign currency translation		3,179		2,035
Gain on valuation of derivatives		113,882		87,508
Gain on dividends		29,219		3
Gain on disposal of financial instruments		4,464		823

Total	~~W~~	209,105	~~W~~	148,535

(2)	Details of financial costs for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Interest expenses	~~W~~	67,874	~~W~~	65,226
Loss on foreign currency transactions		1,446		3,533
Loss on foreign currency translation		118,552		89,393
Loss on valuation of derivatives		93		—
Loss on disposal of trade receivables		360		4,936
Loss on valuation of financial instruments		—		13,755

Total	~~W~~	188,325	~~W~~	176,843

23.	Income Tax Expense

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate used for the year ending December 31, 2024 is 24.1%.

42

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

24.	Earnings per Share

Basic earnings per share for the three-month periods ended March 31, 2024 and 2023, are calculated as follows:

(1)	Basic Earnings per Share

Basic earnings per share is calculated by dividing the profit for the period by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares purchased by the Company and held as treasury stock.

(in millions of Korean won)	2024		2023
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	354,031	~~W~~	319,865
Weighted average number of ordinary shares outstanding in shares		246,230,512		255,619,466
Basic earnings per share (in Korean won)	~~W~~	1,438	~~W~~	1,251

(2)	Diluted Earnings per Share

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares from other share-based compensation.

Diluted earnings per share for the three-month periods ended March 31, 2024 and 2023, is calculated as follows:

(in millions of Korean won)	2024		2023
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	354,031	~~W~~	319,865
Adjusted profit for the year attributable to ordinary shares (in millions of Korean won)	~~W~~	354,031	~~W~~	319,865
Number of dilutive potential ordinary shares outstanding		134,369		98,427
Weighted-average number of ordinary shares outstanding and dilutive ordinary shares		246,364,881		255,717,893
Diluted earnings per share (in Korean won)	~~W~~	1,437	~~W~~	1,251

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the year by the sum of the number of ordinary shares and dilutive potential ordinary shares.

43

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

25.	Cash Generated from Operations

(1)	Cash flows from operating activities for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
1. Profit for the period	~~W~~	354,031	~~W~~	319,865
2. Adjustments for:
Income tax expense		112,118		107,828
Interest income		(56,811)		(54,959)
Interest expense		68,212		65,226
Dividend income		(63,192)		(60,645)
Depreciation		610,372		585,783
Amortization of intangible assets		121,746		120,586
Depreciation of right-of-use assets		85,347		85,038
Provisions for severance benefits (defined benefits)		27,458		24,959
Allowance for bad debts		22,226		16,537
Gain on disposal of investments in subsidiaries, associates and joint ventures		—		(5)
Loss (gain) on disposal of property and equipment		(3,511)		4,823
Loss on disposal of intangible assets		5,545		559
Gain on disposal of right-of-use assets		(81)		(96)
Loss on foreign currency translation		115,373		87,358
Gain on valuation of derivatives, net		(113,789)		(73,753)
Gain on disposal of financial assets at fair value through profit or loss		(4,465)		(823)

Others		4,321		29,403
3. Changes in operating assets and liabilities
Increase in trade receivables		(251,103)		(67,971)
Decrease in other receivables		12,283		11,202
Increase in other current assets		(131,537)		(78,221)
Decrease in other non-current assets		24,814		25,747
Decrease (increase) in inventories		77,858		(33,399)
Increase in trade payables		119,605		193,872
Decrease in other payables		(224,997)		(406,233)
Increase (decrease) in other current liabilities		(54,715)		91,319
Increase (decrease) in other non-current liabilities		(2,343)		442
Increase (decrease) in provisions		134		(81)
Decrease in deferred revenue		(3,557)		(9,220)
Payment of post-employment benefits (defined benefit)		(117,423)		(118,133)
Decrease in plan assets		129,275		103,181

4. Cash generated from operations (1+2+3)	~~W~~	863,194	~~W~~	970,189

44

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(2)	Significant transactions not affecting cash flows for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024		2023
Reclassification of the current portion of borrowings	~~W~~	679,726	~~W~~	510,027
Reclassification of construction-in-progress to property and equipment		324,467		387,774
Reclassification of other payables from property and equipment		(101,419)		(466,684)
Reclassification of other payables from intangible assets		(272,955)		(304,125)
Reclassification of other payables from net defined benefit liabilities		11,128		(13,874)
Increase in dividends payable		482,970		501,843

45

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

26.	Cash Generated from Financing Activities

Details of changes in liabilities related to cash flows that have been classified as financing activities or will be classified as financing activities in the separate statement of cash flows for the three-month periods ended March 31, 2024 and 2023 are as follows:

(in millions of Korean won)	2024
					Others
	Beginning		Cash flows		Newly acquired		Changes in FX rate		Fair value change		Other changes		Ending
Borrowing	~~W~~	7,559,933	~~W~~	(111,547)	~~W~~	—	~~W~~	117,090	~~W~~	—	~~W~~	1,639	~~W~~	7,567,115
Lease liabilities		851,610		(82,466)		79,985		—		—		(8,668)		840,461
Derivative liabilities		23,077		—		—		93		19		(22,417)		772
Derivative assets		(156,774)		—		—		(113,078)		5,246		22,417		(242,189)

Total	~~W~~	8,277,846	~~W~~	(194,013)	~~W~~	79,985	~~W~~	4,105	~~W~~	5,265	~~W~~	(7,029)	~~W~~	8,166,159

(in millions of Korean won)	2023
					Others
	Beginning		Cash flows		Newly acquired		Changes in FX rate		Fair value change		Other changes		Ending
Borrowing	~~W~~	7,495,561	~~W~~	448,743	~~W~~	—	~~W~~	89,215	~~W~~	—	~~W~~	1,751	~~W~~	8,035,270
Lease liabilities		865,280		(73,457)		81,242		—		—		(15,339)		857,726
Derivative liabilities		32,402		—		—		(18,363)		1,172		—		15,211
Derivative assets		(185,989)		—		—		(68,361)		9,157		—		(245,193)

Total	~~W~~	8,207,254	~~W~~	375,286	~~W~~	81,242	~~W~~	2,491	~~W~~	10,329	~~W~~	(13,588)	~~W~~	8,663,014

46

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

27.	Related Party Transactions

(1)	The list of related parties of the Company as of March 31, 2024, is as follows:

Relationship	Name of Entity

Subsidiaries	84 entities including KT Estate Inc., KT Skylife Co., Ltd., BC Card Co., Ltd.

Associates and joint ventures	54 entities including K Bank Inc., KIF Investment Fund, Megazone Cloud Corporation, KIAMCO Data Center Development Real Estate General Private Placement Investment Blind Trusts

Others[1]	Goody Studio Co., Ltd., Rebellion Inc., Digital Pharm Co., Ltd., Mastern No.127 Logispoint Daegu Co., Ltd., KORAMKO No. 143 General Private Real Estate Investment Company

[1]	Despite the significant influence, treated as investment changes in FV under IFRS 9 instead of using equity method.

(2)

The amount of the installment handset sales receivable inherited from KTIS Corporation, KTCS Corporation, KT Telecop Co., Ltd., KT M&S Co., Ltd. and KT Service Nambu Co., Ltd. for the year ended March 31, 2024 is ~~W~~ 163,448 million.

(3)

The Company has entered into an additional agreement in relation to providing communication service in wholesale with KT M Mobile Co., Ltd. in connection with the agreement, the Company offsets all or partial receivables against payables for joining mobile telecommunication services and usage of network arising from telecommunication operations.

47

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(4)	Outstanding balances of receivables and payables in relation to transaction with related parties as of March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	March 31, 2024
	Receivables						Payables
	Trade receivables		Loans and others		Other receivables		Trade payables		Other payables		Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.		13		—		—		—		10,293		—
KT Telecop Co., Ltd.		522		—		425		3,227		25,550		—
KTCS Corporation		161		—		7,901		—		54,262		5
KTIS Corporation		13,478		—		19		—		47,376		—
KT Service Bukbu Co., Ltd.		20		—		1		—		18,848		—
KT Service Nambu Co., Ltd.		—		—		1		—		22,508		—
KT Skylife Co., Ltd.		34,228		—		24,497		5,240		4,708		—
KTDS Co., Ltd.		690		—		6,570		27		104,084		—
KT Estate Inc.		234		—		41,881		—		10,451		18,615
Skylife TV Co., Ltd.		729		—		1		—		1,853		—
BC Card Co., Ltd. [1]		499		—		5,574		—		1,196		3
KT Sat Co., Ltd.		2,032		—		1		—		2,061		—
KT Alpha Co., Ltd.		5,579		—		85		—		9,409		—
KT Commerce Inc.		204		—		1		4,354		13,928		—
KT M&S Co., Ltd.		68		7,088		223		—		53,789		—
GENIE Music Corporation		13,715		—		4,424		—		22,628		—
KT M Mobile Co., Ltd.		47,942		—		48		—		6,358		—
Nasmedia, Inc.		1,371		—		3,488		—		423		—
KT MOS Bukbu Co., Ltd.		15		—		184		—		10,235		—
KT MOS Nambu Co., Ltd.		—		—		100		—		10,760		—
KT Engineering Co., Ltd		3		—		1,088		50		30,425		—
KT Studio Genie Co., Ltd.		9		—		5,948		—		8,856		—
kt cloud Co., Ltd.		15,957		—		3		—		34,932		233
East Telecom LLC		5,676		16,010		—		78		—		—
Others		15,408		—		4,913		2,918		10,406		17
Associates and joint ventures
K Bank Inc.		209		—		105,809		—		2		—
Others		315		—		5		—		2,115		1,252

Total	~~W~~	159,077	~~W~~	23,098	~~W~~	213,190	~~W~~	15,894	~~W~~	517,456	~~W~~	20,125

48

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(in millions of Korean won)	December 31, 2023
	Receivables						Payables
	Trade receivables		Loans and others		Other receivables		Trade payables		Other payables		Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.		13		—		3		—		13,404		—
KT Telecop Co., Ltd.		426		—		644		2,534		26,002		—
KTCS Corporation		140		—		8,316		—		52,542		5
KTIS Corporation		11,258		—		25		—		47,246		—
KT Service Bukbu Co., Ltd.		19		—		4		—		24,375		—
KT Service Nambu Co., Ltd.		—		—		9		—		24,653		—
KT Skylife Co., Ltd.		37,070		—		11,062		—		8,457		—
KTDS Co., Ltd.		1,633		—		3,361		1,107		132,711		—
KT Estate Inc.		1,202		—		42,614		—		22,861		1,677
Skylife TV Co., Ltd.		54		—		—		—		2,289		—
BC Card Co., Ltd. [1]		699		—		6,443		—		1,123		3
KT Sat Co., Ltd.		1,272		—		1		—		1,908		—
KT Alpha Co., Ltd.		4,684		—		79		—		9,226		—
KT Commerce Inc.		167		—		2		8,124		19,296		—
KT M&S Co., Ltd.		240		8,400		243		—		95,671		—
GENIE Music Corporation		13,714		—		434		—		17,741		—
KT M Mobile Co., Ltd.		47,214		—		48		—		5,812		—
Nasmedia, Inc.		1,992		—		3		—		686		—
KT MOS Bukbu Co., Ltd.		10		—		8		—		15,605		—
KT MOS Nambu Co., Ltd.		—		—		119		—		12,899		—
KT Engineering Co., Ltd		18		—		809		2,370		82,831		—
KT Studio Genie Co., Ltd.		9		—		1,339		—		30,737		—
kt cloud Co., Ltd.		11,403		—		10		—		61,919		330
East Telecom LLC		5,045		12,704		—		69		—		—
Others		5,571		—		136		1,906		11,848		23
Associates and joint ventures
K Bank Inc.		203		—		101,267		—		1		—
Others		256		—		3		—		521		1,331

Total	~~W~~	144,312	~~W~~	21,104	~~W~~	176,982	~~W~~	16,110	~~W~~	722,364	~~W~~	3,369

[1]	As of March 31, 2024, the unsettled amount of ~~W~~ 1,105 million (December 31, 2023: ~~W~~ 1,002 million) in credit card transaction with BC Card Co., Ltd. is included in trade payables.

49

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(5)	Significant transactions with related parties for the three-month periods ended March 31, 2024 and 2023, are as follows:

(6) (in millions of Korean won)	2024
	Sales				Purchases				Acquisition of right-of-use assets		Finance income		Finance costs		Dividends received
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	1,373	~~W~~	—	~~W~~	14,623	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
KT Telecop Co., Ltd.		1,597		—		33,929		—		—		1		—		—
KTCS Corporation		26,473		1		87,802		—		—		—		—		318
KTIS Corporation[1]		17,551		80		77,918		255		—		—		—		1,224
KT Service Bukbu Co., Ltd. [1]		3,745		—		52,822		460		—		—		—		—
KT Service Nambu Co., Ltd. [1]		4,713		—		64,011		607		—		—		—		—
KT Skylife Co., Ltd. [1]		38,742		1		4,380		16		—		—		—		8,368
KTDS Co., Ltd. [1]		3,389		—		100,205		12,957		—		—		—		4,848
KT Estate Inc. [1]		10,753		—		20,212		79		24,251		—		226		8,600
Skylife TV Co., Ltd.		4,041		—		2,489		—		—		—		—		—
BC Card Co., Ltd.		2,262		—		7,518		—		—		1		—		4,590
KT Sat Co., Ltd.		1,867		—		2,819		—		—		—		—		—
KT Alpha Co., Ltd.		15,183		—		10,736		—		—		1		—		—
KT Commerce Inc. [1]		297		—		16,951		19,509		—		—		—		—
KT M&S Co., Ltd.		86,846		8		63,941		—		—		—		—		—
GENIE Music Corporation		89		—		13,658		—		—		—		—		—
KT M Mobile Co., Ltd.		60,823		17		754		—		—		—		—		—
Nasmedia, Co., Ltd.		71		—		709		—		—		—		—		3,487
KT MOS Nambu Co., Ltd. [1]		463		—		22,696		1,085		—		—		—		—
KT MOS Bukbu Co., Ltd. [1]		747		—		22,689		533		—		—		—		—
KT Engineering Co., Ltd. [1]		1,505		—		10,654		22,632		—		—		—		—
KHS Corporation		3		—		1,988		—		—		—		—		—
KT Studio Genie Co., Ltd. [1]		27		—		629		14,215		—		—		—		—
kt cloud Co., Ltd.		24,608		—		41,209		—		1		—		3		—
Others		6,714		357		25,457		2		10		1		—		2,538
Associates and joint ventures
K Bank Inc.		601		—		51		—		—		918		—		—
Others		757		—		1,244		—		14		—		20		287
Others
Rebellions Co., Ltd.		5		—		—		—		—		—		—		—

Total		315,245		464		702,094		72,350		24,276		922		249		34,260

[1]	Amounts include acquisition of property and equipment and others.

50

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(in millions of Korean won)	2023
	Sales				Purchases				Acquisition of right-of-use assets		Finance income		Finance costs		Dividends received
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	1,666	~~W~~	—	~~W~~	15,079	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
KT Telecop Co., Ltd.		1,707		—		38,223		—		—		3		—		—
KTCS Corporation		28,919		1		83,016		—		—		—		—		381
KTIS Corporation		21,407		—		81,545		—		—		—		—		1,224
KT Service Bukbu Co., Ltd.		5,246		—		54,240		—		—		—		—		—
KT Service Nambu Co., Ltd.		4,942		—		63,306		—		—		—		—		—
KT Skylife Co., Ltd.		28,454		8		6,766		—		—		—		—		8,368
KTDS Co., Ltd.		3,047		—		103,844		—		—		1		—		7,560
KT Estate Inc.		11,843		22		20,937		—		24,635		—		215		17,500
Skylife TV Co., Ltd.		188		—		2,567		—		—		—		—		—
BC Card Co., Ltd.		2,394		14		8,261		—		—		1		—		11,320
KT Sat Co., Ltd.		2,095		—		2,427		—		—		—		—		7,000
KT Alpha Co., Ltd.		15,763		—		10,968		—		—		—		—		—
KT Commerce Inc. [1]		421		—		18,054		10,957		—		—		—		—
KT M&S Co., Ltd.		98,111		11		65,269		—		—		—		—		—
GENIE Music Corporation		100		—		13,150		—		—		—		—		—
KT M Mobile Co., Ltd.		53,953		—		3,614		—		—		—		—		—
Nasmedia, Co., Ltd.		149		—		793		—		—		—		—		3,170
KT MOS Nambu Co., Ltd.		456		—		23,450		—		—		—		—		—
KT MOS Bukbu Co., Ltd.		684		—		23,684		—		—		—		—		—
KT Engineering Co., Ltd. [1]		112		—		5,166		14,129		—		—		—		—
KHS Corporation		1		—		2,087		—		—		—		—		—
KT Studio Genie Co., Ltd. [1]		26		—		12,234		15,634		—		—		—		—
kt cloud Co., Ltd.		27,087		—		31,964		—		—		—		2		—
Others [2]		3,751		8		20,319		—		10		1		1		3,045
Associates and joint ventures
K Bank Inc.		577		592		35		—		—		—		—		—
Others [3]		265		38		1,785		—		—		—		28		1,139

Others		313,364		694		712,783		40,720		24,645		6		246		60,707

[1]	Amounts include acquisition of property and equipment and others.
[2]	Transactions with KT Strategic Investment Fund No.2 before it was excluded from subsidiary are included.
[3]	Transactions with KD living Inc. before it was classified as subsidiary are included.

51

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(6)	Key management compensation for the three-month periods ended March 31, 2024 and 2023, consists of:

(in millions of Korean won)	2024		2023
Salaries and other short-term benefits	~~W~~	406	~~W~~	401
Post-employment benefits		48		71
Stock-based compensation		82		166

Total	~~W~~	536	~~W~~	638

(7)	Fund transactions with related parties for the three-month periods ended March 31, 2024 and 2023, are as follows:

(in millions of Korean won)	2024
	Loan transactions				Borrowing transactions[1]				Equity contributions in cash and others
	Loans		Collections		Borrowings		Repayments
Subsidiaries
KT M&S Co., Ltd.	~~W~~	14,700	~~W~~	16,013	~~W~~	—	~~W~~	—	~~W~~	—
KT Estate Inc.		—		—		—		6,317		—
Others		—		—		—		220		—
Associates and joint ventures
IBK-KT Young Entrepreneurs MARS Investment Fund		—		—		—		—		5,000
KT-IBKC Future Investment Fund 1		—		—		—		—		(1,820)
Others Investment Association		—		—		—		10		—

Total	~~W~~	14,700	~~W~~	16,013	~~W~~	—	~~W~~	6,547	~~W~~	3,180

[1]	Lease transactions are included in borrowing transactions.

52

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(in millions of Korean won)	2023
	Loan transactions				Borrowing transactions[1]				Equity contributions in cash
	Loans		Collections		Borrowings		Refunds
Subsidiaries
KT M&S Co., Ltd.	~~W~~	14,700	~~W~~	16,013	~~W~~	—	~~W~~	—	~~W~~	—
KT Estate Inc.		—		—		29		6,391		—
KT HEALTHCARE VINA COMPANY LIMITED		—		—		—		—		13,001
Others[2]		140		—		—		214		(2,380)
Associates and joint ventures
Telco Credit Bureau Co., Ltd.		—		—		—		—		6,500
KT-IBKC Future Investment Fund 1		—		—		—		—		(910)
Others		—		—		—		110		—

Total	~~W~~	14,840	~~W~~	16,013	~~W~~	29	~~W~~	6,715	~~W~~	16,211

[1]	Lease transactions are included in borrowing transactions.
[2]	Transactions with KT Strategic Investment Fund No.2 before it was excluded from subsidiary are included.

(8)	As of March 31, 2024, the Company entered into a credit card agreement with a limit of ~~W~~ 11,954 million (December 31, 2023: ~~W~~ 10,923 million) with BC Card Co., Ltd.

(9)

The Company has an obligation to invest in KIAMCO Data Center Development Real Estate General Private Placement Investment Blind Trusts, a related party, and others according to the agreement. As of March 31, 2024 the Company is planning to make an additional investment of ~~W~~ 54,135 million.

53

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

28.	Fair Value

During the period ended March 31, 2024, there have been no significant changes in the business or economic environment that affect the fair value of the Company’s financial assets and liabilities.

(1)	Fair Value by Financial Instruments Category

Carrying amounts and fair values of the financial assets and financial liabilities by category as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	March 31, 2024			December 31, 2023
	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	1,331,611	[1]	~~W~~	1,242,005	[1]
Trade and other receivables
Financial assets measured at amortized cost		3,564,856	[1]		3,444,788	[1]
Financial assets at fair value through other comprehensive income		280,253	280,253		116,198	116,198
Other financial assets
Financial assets measured at amortized cost		180,465	[1]		377,996	[1]
Financial assets at fair value through profit or loss		443,835	443,835		441,321	441,321
Financial assets at fair value through other comprehensive income		1,588,178	1,588,178		1,437,684	1,437,684
Derivative financial assets for hedging purpose		242,189	242,189		156,774	156,774

Total	~~W~~	7,631,387		~~W~~	7,216,766

Financial liabilities
Trade and other payables	~~W~~	4,848,761	[1]	~~W~~	4,659,037	[1]
Borrowings		7,567,115	7,335,293		7,559,933	7,328,734
Other financial liabilities
Financial assets at fair value through profit or loss		1,403	1,403		1,403	1,403
Derivative financial liabilities for hedging purpose		772	772		23,076	23,076

Total	~~W~~	12,418,051		~~W~~	12,243,449

[1]	The Company did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value.

54

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

[2]	Lease receivables are excluded from fair value disclosure in accordance with Korean IFRS 1107

(2)	Fair Value Hierarchy

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

•	Level 1: The quoted (unadjusted) price in active markets for identical assets or liabilities that an entity can access at the measurement date.

•	Level 2: All inputs other than quoted prices included in Level 1 that are observable (either directly that is, or indirectly that is, derived from prices) for the asset or liability.

•	Level 3: The unobservable inputs for the asset or liability.

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured or disclosed at fair value or its fair value is disclosed as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	March 31, 2024
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	280,253	~~W~~	—	~~W~~	280,253
Other financial assets
Financial assets at fair value through profit or loss		—		—		443,835		443,835
Financial assets at fair value through other comprehensive income		1,386,989		—		201,189		1,588,178
Derivative financial assets for hedging		—		242,189		—		242,189

Total	~~W~~	1,386,989	~~W~~	522,442	~~W~~	645,024	~~W~~	2,554,455

Liabilities
Borrowings	~~W~~	—	~~W~~	7,335,293	~~W~~	—	~~W~~	7,335,293
Other financial liabilities
Financial assets at fair value through profit or loss		—		—		1,403		1,403
Derivative financial liabilities for hedging		—		772		—		772

Total	~~W~~	—	~~W~~	7,336,065	~~W~~	1,403	~~W~~	7,337,468

55

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(in millions of Korean won)	December 31, 2023
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	116,198	~~W~~	—	~~W~~	116,198
Other financial assets
Financial assets at fair value through profit or loss		—		—		441,321		441,321
Financial assets at fair value through other comprehensive income		1,236,495		—		201,189		1,437,684
Derivative financial assets for hedging		—		156,774		—		156,774

Total	~~W~~	1,236,495	~~W~~	272,972	~~W~~	642,510	~~W~~	2,151,977

Liabilities
Borrowings	~~W~~	—	~~W~~	7,328,734	~~W~~	—	~~W~~	7,328,734
Other financial liabilities
Financial assets at fair value through profit or loss		—		—		1,403		1,403
Derivative financial liabilities for hedging		—		23,077		—		23,077

Total	~~W~~	—	~~W~~	7,351,811	~~W~~	1,403	~~W~~	7,353,214

56

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(3)	Transfers between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

1)	Details of transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements.

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

2)	Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements .

Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements for the three-month periods ended March 31, 2024 and 2023 are as follows:

(in millions of Korean won)	March 31, 2024
	Financial assets				Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	441,321	~~W~~	201,189	~~W~~	1,403
Acquisition		4,060		—		—
Replacement		(950)		—		—
Disposal		(596)		—		—

Ending balance	~~W~~	443,835	~~W~~	201,189	~~W~~	1,403

57

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(in millions of Korean won)	March 31, 2023
	Financial assets				Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	410,388	~~W~~	198,453	~~W~~	5,164
Amount recognized in profit or loss		(12,079)		—		1,676
Acquisition		1,125		2,287		—
Transfer		—		(1,000)		—
Disposal		(908)		—		—

Ending balance	~~W~~	398,526	~~W~~	199,740	~~W~~	6,840

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KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(4)	Valuation Techniques and Inputs

Valuation methods used in recurring fair value measurements categorized within Level 2 and Level 3 of the fair value hierarchy as of March 31, 2024 and December 31, 2023, are as follows:

(in millions of Korean won)	March 31, 2024
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	280,253	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		443,835	3	DCF Model, Adjusted Net Asset Model, Binomial Option Pricing Model, Monte Carlo Simulation
Financial assets at fair value through other comprehensive income		201,189	3	Market Approach Model
Derivative financial assets for hedging		242,189	2	DCF Model
Liabilities
Borrowings		7,335,293	2	DCF Model
Other financial liabilities
Financial assets at fair value through profit or loss		1,403	3	Binomial Option Pricing Model
Derivative financial liabilities for hedging		772	2	DCF Model

59

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

(in millions of Korean won)	December 31, 2023
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	116,198	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		441,321	3	DCF Model, Adjusted Net Asset Model, Binomial Option Pricing Model, Monte Carlo Simulation
Financial assets at fair value through other comprehensive income		201,189	3	Market Approach Model
Derivative financial assets for hedging purpose		156,774	2	DCF Model
Liabilities
Borrowings		7,328,734	2	DCF Model
Other financial liabilities
Financial assets at fair value through profit or loss		1,403	3	Binomial Option Pricing Model
Derivative financial liabilities for hedging purpose		23,077	2	DCF Model

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Company uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discusses valuation processes and results with the CFO in line with the Company’s closing dates.

60

KT Corporation

Notes to the Separate Financial Statements

As of March 31, 2024 and 2023, and December 31, 2023

29.	Events After the Reporting Period

(1)	The Company has decided on a quarterly dividend at the Board of Directors dated April 30, 2024, and the details are as follows.

Type	Details
Dividend per share	~~W~~ 500 (Total dividend: ~~W~~ 122,859 million)
Dividend yield	1.3%
Dividend report date	March 31, 2024
Dividend pay date	May 13, 2024

(2)	The Company decided to retire treasury stocks (~~W~~ 178,856 million) in accordance with a resolution of the Board of Directors dated May 9, 2024.

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